UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 November 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Media Release
Q3 ended 30 September 2013
Unaudited Results

Gold Fields operations return to cash positive contribution

JOHANNESBURG. **20 November 2013**, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings from continuing operations for the September 2013 quarter of US$9 million compared with a net loss of US$129 million in the June 2013 quarter and earnings of US$122 million in the September 2012 quarter. In Rand terms the net earnings for the September 2013 quarter of R63 million compared with a net loss of R1,169 million in the June 2013 quarter and earnings of R997 million in the September 2012 quarter.

Highlights

- Gold production up 10 per cent at 496,000 equivalent attributable ounces

- Total cash cost down 10 per cent at US$772 per ounce and NCE down 14 per cent at US$1,064 per ounce

- All-in sustaining costs down 23 per cent at US$1,089 per ounce and total all-in cost down 25 per cent at US$1,176 per ounce

- Acquisition of Yilgarn South assets completed on 1 October

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

The Group had zero fatalities in the September quarter. The fatal injury frequency rate improved from 0.09 to 0, the serious injury frequency rate improved from 0.35 to 0.20 while the lost time injury frequency rate regressed from 1.23 to 1.32. The safety performance of the Group was characterised by Cerro Corona recording a second full year since the September 2011 quarter with no lost time injuries. Agnew also achieved a full year with no lost time injuries. Safety is our number one value, "If we cannot mine safely, we will not mine", and our top priority is to continue to improve on safety performance through the diligent application of and full adherence to the Group's safety standards and protocols.

The main feature of the September 2013 quarter was the continuation of our concerted and focussed strategy to engineer a sustainable and structural shift in the Group's cost base, a process that started in mid-2012. Underlying the strategy of re-basing the Group's cost structure is a fundamental shift in strategy away from a primary focus on ounces of production to greater emphasis on generating free cash flow and improving the margin.

Our goal is to rebase the Group's all-in costs (AIC) for 2014 and beyond to sustain our business in the long-term. We have made good progress towards this goal. While this is work in progress, our success to date is reflected in the Group's AISC (All in sustaining cost) for the September quarter (US$1,089 per ounce), which is 25 per cent lower than the June quarter. The specific interventions that contributed to this decline in costs are discussed below. NCE at US$1,064 per ounce for the September 2013 quarter is 7 per cent lower than the US$1,149 per ounce for the September 2011 quarter and 26 per cent lower than the US$1,435 per ounce for the September 2012 quarter. Specific production and cost guidance for 2014 will be provided with the publication of the December 2013 results in February 2014.

During the September quarter we concluded the acquisition of the Yilgarn South assets in Western Australia from Barrick Gold, which became effective on 1 October 2013. Following the completion of the acquisition, the Granny Smith, Lawlers and Darlot mines are being integrated into the Gold Fields portfolio. Agnew and Lawlers will be reported as a single entity, as Lawlers is being merged with Agnew in order to realise the synergies inherent in the combination of mine contiguous operations.

Operational results and guidance update

At 496,000 ounces, production for the September quarter was 10 per cent higher than the 451,000 ounces reported in the June quarter. This brings production for the year to date to 1,424,000 ounces, which is supportive of our existing guidance for the full year of between 1,825,000 and 1,900,000 ounces, excluding the Yilgarn South assets.

- Group all-in sustaining cost (AISC) for the September quarter was US$1,089 per ounce, 23 per cent lower than the US$1,416 per ounce reported for the June quarter;
- Group all-in cost (AIC) for the September quarter was US$1,176 per ounce, 25 per cent lower than the US$1,572 per ounce reported for the June quarter;
- Total cash cost for the September quarter was US$772 per ounce, 10 per cent lower than the US$857 per ounce reported for the June quarter; and
- Group NCE of US$1,064 per ounce for the September quarter was 14 per cent lower than the US$1,239 per ounce reported for the June quarter.

Despite the fact that South Deep is a developing project and is still operating significantly below full production, it is accounted for as a fully operational mine. If South Deep is excluded then the Group NCE is US$962 per ounce and AIC is US$1,088 per ounce for the September quarter. This gives a good indication of the robustness of the rest of the portfolio.

The newly acquired Yilgarn South assets are expected to produce between 90,000 and 100,000 ounces for the December quarter. As a consequence Group production guidance for the full year is revised up to between 1,915,000 and 2,000,000 ounces, while cost guidance remains unchanged with total cash costs of approximately US$830 per ounce and Notional Cash Expenditure (NCE) of approximately US$1,240 per ounce.

Continued cost containment key to success

During the September quarter Gold Fields made progress with its strategy to make a sustainable structural shift in the Group's cost base with four of our six existing mines reporting much improved all-in costs: Cerro Corona achieved an AIC of negative US$21 per ounce; Agnew US$842 per ounce; St Ives US$1,116 per ounce and Tarkwa US$1,124 per ounce. The only exceptions were Damang in Ghana which reported AIC of US$1,727 per ounce and South Deep in South Africa, which is a build-up mine and reported AIC of US$1,599 per ounce.

The strategy to make a sustainable structural shift in the Group's cost base includes the following interventions:

- Reduction of marginal mining by closing down unprofitable production. As previously reported, marginal mining projects had already been stopped at St Ives (heap leach operations), Agnew (low grade Main and Rajah lodes) and Tarkwa (South heap leach operations). The benefits of these interventions are largely reflected in the September quarter results. At Tarkwa the North heap leach operation has also been earmarked to be stopped by the end of 2013, given that the Heap leach operation is loss-making at current gold price levels;
- Restructuring and right-sizing of the Corporate office, as well as restructuring of all regional and operational structures to be fit-for-purpose with operational responsibility and accountability devolved to capable and appropriately resourced regions, which resulted in a 5 per cent reduction in head count across the portfolio;
- Rationalisation and prioritisation of all capital expenditure and, where appropriate, the deferral of non-essential capital expenditure without compromising the future integrity of ore bodies and operations. Capital expenditure for 2013 has been reduced by approximately US$180 million from US$970 million to US$790 million;
- Cancellation of brownfields growth projects that did not provide an adequate return. These include the Tarkwa Expansion Phase 6 project (TEP 6) and both of the Cerro Corona Oxides and Sulphides projects;
- General cost savings and improved efficiencies brought about by site specific Business process re-engineering interventions and through the interrogation and, where appropriate, revision of operating budgets, procurement and supply contracts, and general expenditure at mine, regional and corporate level;
- Damang and Darlot are implementing a range of operational improvements to reduce their cash burn, while the longer term future of both of these mines is being assessed;
- South Deep's cost base is being right-sized to match its slower than anticipated production build-up, without impeding the momentum of the build-up, that is mechanised mining (trackless and engineering) at South Deep has not been affected; and
- The break-up of the Growth and International projects division (GIP) and the significant reduction of all associated expenditure, which is discussed below.

Growth and International Projects division break-up and associated expenditure significantly reduced

Following the announcement on 22 August 2013 of the review of the Group's GIP division, which included all international growth as well as greenfields exploration projects, it was decided during the September 2013 quarter to break-up the GIP Division and significantly downscale all associated growth activities, and to relocate the remaining activities to the existing relevant regional structures.

- Greenfields exploration is being reduced from 16 projects around the world to a smaller nucleus of the most promising projects. All other greenfields exploration projects will either be relinquished or disposed of;
- In the Australasia region, the key focus will be on brownfields exploration in the Yilgarn South region where Gold Fields has an extensive and highly prospective tenement position associated with its newly acquired and existing assets;
- The Arctic Platinum project in Finland, the Woodjam project in British Columbia, the Talas project in Kyrgyzstan and the Yanfolila project in Mali have all been earmarked for disposal. Pending the sale of these projects, the burn-rate on these projects has been reduced. Where disposal proves impractical in the current market environment, some of the projects may be retained for optionality, but with a significantly reduced holding cost. No final decisions have been made on the sale of any of these projects;
- Activities at the Far Southeast project in the Philippines have been limited to those associated with securing the FTAA and expenditure has been significantly reduced; and
- At the Chucapaca project in Peru, expenditure has been limited to the completion of a scoping study focussed on exploring the viability of a smaller, higher grade underground option for this project. This work will continue into 2014.

As a consequence of these interventions the combined expenditure on all GIP related activities is expected to reduce from approximately US$220 million in 2012 to an estimated US$165 million in 2013 including once off costs of US$10 million relating to restructuring and retrenchment costs. Further cost reductions should be realised in 2014.

Break-up of the GIP division is well underway and is expected to be completed by year-end. While some of the anticipated savings are reflected in the results for the September 2013 quarter, the bulk of the savings will be realised over the remainder of 2013 and into the first half of 2014.

Operational specific interventions

Of the Group's eight mines (including the recently acquired Yilgarn South assets) five are performing well and consistent with production and cost expectations (Tarkwa, St Ives, Agnew/Lawlers, Granny Smith and Cerro Corona), while three are in need of and receiving focussed attention (South Deep, Damang and Darlot) with a view to improving operational performances and reducing cost.

At Tarkwa in Ghana the South heap leach operation has now been decommissioned. The focus for the remainder of 2013 is on the closure of the North heap leach operation which has a cost structure higher than the prevailing gold price, and to transition the mine from a combined heap leach and CIL operation, to a CIL operation only. This will see the mining rate reduce in 2014 from approximately 130 million tonnes per annum to approximately 90 million tonnes per annum. Following the closure of the North heap leach operation Tarkwa's production is expected to decline to between 525,000 ounces and 550,000 ounces in 2014, and to approximately 500,000 ounces per annum thereafter.

At Damang, also in Ghana, the focus remains on improving operational performance through improved quality mining and more consistent plant availability. The work to determine if it is economically viable to extract all or part of the four million ounce reserve continues, with a decision on the future of the mine expected in the first half of 2014. If a viable sustainable operational plan cannot be developed for this mine, care and maintenance will be considered.

At South Deep in South Africa trends remain positive and supportive of the mine's continued production build-up. In the September 2013 quarter production increased by a further 5 per cent to 81,900 ounces (2,547 kilograms) and AIC decreased by 16 per cent to US$1,599 per ounce (R513,149 per kilogram), despite three days of wage related industrial action during the quarter. The critical destress mining increased by a further 6 per cent to 14,986 meters in the September quarter and is now at a run rate of double of what it was 2 years ago. Particularly noteworthy is that the excessive accumulations of blasted stock underground, due to logistical bottlenecks, have at the time of writing been cleared. A new "clean mine policy" has been implemented whereby smaller but more frequent blasts now take place in open stopes and mining areas are cleared of blasted stock before the next blast can take place. This has had a positive impact on the underground yield which improved from 4.8 grams per tonne in the June quarter to 5.0 grams per tonne in the September quarter. The process of right-sizing the cost-base of the mine in line with its production profile is underway, with a particular focus on reducing senior management structures, replacing contractors with own employees where practical and optimising all support service costs. This process is expected to be completed by the end of 2013. The process of interrogating and recalibrating the production build-up plan of South Deep is progressing as scheduled and the new build-up plan is targeted for disclosure with the announcement of the December 2013 results in February 2014.

Acquisition and integration of the Yilgarn South assets

The acquisition of the Yilgarn South assets from Barrick, which is in line with our strategy to improve the Group's cash generating ability, was concluded on 1 October, after the close of the September quarter, and the integration of the Granny Smith, Lawlers and Darlot mines into the Gold Fields portfolio has commenced. A thorough operational review has been concluded on each of the mines and the most appropriate strategy determined to realise the benefits of the acquisition through the application of Gold Fields' proven low cost model in Australia, which has been successful in repositioning Gold Fields competitively on the cost curve in Australia. The transition to Gold Fields' management was seamless at all three mines and our attention will now turn to optimising the value of these operations.

In order to maximise the operating synergies between Lawlers and the adjacent Agnew, the two mines were immediately integrated and the Lawlers processing plant is expected to be closed by the end of November. All newly mined ore from Lawlers is now being treated at the Agnew plant. The consolidation of other services, infrastructure and human resources are progressing well. At the Darlot mine the focus is on improving the operational performance and gaining a greater understanding of the reserve potential of the property.

For the December 2013 quarter, Gold Fields will report on all three of the mines, with Agnew/Lawlers being reported as a single entity. It is expected that the three mines will collectively add between 90,000 and 100,000 ounces to Gold Fields' production in the December quarter at an NCE of approximately US$1,165 per ounce (A$1,215 per ounce).

Environmental management

Gold Fields' approach to environmental management is in accordance with international standards and practices. ISO 14001 accreditation is a Group standard and we were the first mining signatory to the International Cyanide Management Code that obtained certification for all of its eligible operations. Our most material environmental performance indicators, i.e. carbon emissions, energy usage, water withdrawal, re-use/recycling and environmental incidents, are reported annually and externally assured. The alignment of our policies, guidelines and practices to the International Council of Mining and Metals' (ICMM) 10 Sustainability Principles, which include environmental management, is also assured annually. Gold Fields reports environmental incidents using a grading scale of 1 to 5. Levels 1 and 2 involve minor incidents or non-conformances with negligible or limited impact. A level 3 incident is a limited non-conformance or non-compliance with limited environmental impact, but is often a repeat of the same incident. Level 4 and 5 incidents include major non-conformances or non-compliances that could result in long-term environmental impact with company or operation threatening implications and potential major damage to the company's reputation.

No level 4 or 5 environmental incidents have been recorded at any of Gold Fields' operations in the past five years. Six level 3 environmental incidents were recorded during 2012 compared with two during the first half of 2013. No level 3 environmental incidents were recorded during the September 2013 quarter.

SEC Investigation

As announced on September 10, 2013, the Company has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation. Given the early stage of this investigation, it is not possible to estimate reliably what effect, the outcome this investigation, any regulatory findings and any related developments may have on the Company.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$4.57 – US$6.52
– at end September 2013	737,159,448	Average Volume – Quarter	6,697,829 shares/day
– average for the quarter	736,855,907	JSE Limited – (GFI)	
Free Float	100 per cent	Range – Quarter	ZAR46.46 – ZAR65.91
ADR Ratio	1:1	Average Volume – Quarter	3,237,806 shares/day
Bloomberg/Reuters	GFISJ/GFLJ.J		

UNITED STATES DOLLARS					Continuing Operations			SOUTH AFRICAN RAND				
Nine months to		Quarter			Key statistics			Quarter			Nine months to	
Restated [Δ] September 2012	**September 2013**	Restated [Δ] September 2012	June 2013	**September 2013**				**September 2013**	June 2013	Restated [Δ] September 2012	**September 2013**	Restated [Δ] September 2012
1,496	**1,424**	495	451	**496**	oz (000)	Gold produced*	kg	**15,439**	14,040	15,406	**44,304**	46,539
771	**815**	793	857	**772**	$/oz	Total cash cost	R/kg	**247,755**	259,405	210,724	**246,691**	198,955
1,341	**1,196**	1,435	1,239	**1,064**	$/oz	Notional cash expenditure	R/kg	**341,460**	374,704	381,113	**362,116**	346,734
32,915	**28,175**	10,521	8,794	**9,846**	000	Tonnes milled/treated	000	**9,846**	8,794	10,521	**28,175**	32,915
1,641	**1,436**	1,663	1,372	**1,315**	$/oz	Revenue	R/kg	**422,065**	418,108	441,690	**435,048**	423,770
38	**42**	40	45	**40**	$/tonne	Operating costs	R/tonne	**401**	425	329	**400**	301
1,376	**927**	454	240	**283**	$m	Operating profit	Rm	**2,840**	2,301	3,746	**8,734**	11,047
53	**44**	53	38	**41**	%	Operating margin	%	**41**	38	53	**44**	53
18	**17**	15	10	**19**	%	NCE margin	%	**19**	10	15	**17**	18
1,282	**1,265**	1,435	1,416	**1,089**	$/oz	All-in sustaining costs[#]	R/kg	**349,368**	428,392	370,200	**382,975**	331,675
1,505	**1,402**	1,618	1,572	**1,176**	$/oz	Total all-in cost[#]	R/kg	**377,266**	475,577	429,790	**424,638**	389,171
276	**(93)**	122	(129)	**9**	$m	Net earnings/(loss)	Rm	**63**	(1,169)	997	**(871)**	2,216
38	**(13)**	17	(18)	**1**	US c.p.s.	Net earnings/(loss)	SA c.p.s.	**7**	(159)	137	**(120)**	305
259	**(48)**	94	(84)	**8**	$m	Headline earnings/(loss)	Rm	**64**	(763)	773	**(454)**	2,081
36	**(7)**	11	(12)	**1**	US c.p.s.	Headline earnings/(loss)	SA c.p.s.	**9**	(105)	106	**(62)**	286
282	**44**	105	(36)	**12**	$m	Normalised earnings/(loss)	Rm	**120**	(312)	860	**416**	2,265
39	**6**	15	(5)	**2**	US c.p.s.	Normalised earnings/(loss)	SA c.p.s.	**17**	(43)	118	**57**	312

[Δ] The September 2012 quarter and nine months to September 2012 have been restated due to the adoption of IFRIC20.

** All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.*

[#] As per the new World Gold Council Standard issued on 27 June 2013.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.6 per cent), subsequent to the buy-out it increased to 99.5 per cent.
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 9 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors, including the outcome of any investigations or litigation associated with, or arising out of, our business or operations (including the licensing thereof), that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Results for the Group (continuing operations)

Safety

The Group's fatality injury frequency rate improved from 0.09 in the June quarter to zero in the September quarter, while the lost time injury frequency rate regressed from 1.23 to 1.32.

Cerro Corona continued to report zero lost time injuries and has done so since September 2011. Agnew achieved 15 months without reporting any lost time injuries.

Quarter ended 30 September 2013 compared with quarter ended 30 June 2013

Revenue

Attributable equivalent gold production from continuing operations increased by 10 per cent from 451,000 ounces in the June quarter to 496,000 ounces in the September quarter mainly due to increased production at all the operations except at Agnew.

Gold production at South Deep in South Africa, increased by 5 per cent from 77,800 ounces (2,420 kilograms) to 81,900 ounces (2,547 kilograms).

Attributable gold production at the West African operations increased by 14 per cent from 153,900 ounces in the June quarter to 175,900 ounces in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru, increased by 30 per cent from 69,000 ounces in the June quarter to 89,400 ounces in the September quarter. Gold production at the Australian operations, decreased by 1 per cent from 150,800 ounces in the June quarter to 149,100 ounces in the September quarter.

At the South Africa region, production at South Deep, increased by 5 per cent from 77,800 ounces (2,420 kilograms) in the June quarter to 81,900 ounces (2,547 kilograms) in the September quarter mainly due to an increase in reef tonnes mined and processed as well as an increase in head grade.

At the West Africa region, managed gold production at Tarkwa increased by 17 per cent from 139,200 ounces in the June quarter to 162,900 ounces in the September quarter due to improved CIL throughput and yield. At Damang, managed gold production increased by 3 per cent from 31,800 ounces in the June quarter to 32,600 ounces in the September quarter due to improved operational performance at the processing plant. Both Tarkwa and Damang were negatively impacted by industrial action in the June quarter.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 30 per cent from 70,000 equivalent ounces in the June quarter to 90,700 equivalent ounces in the September quarter. This increase in production was mainly due to an increase in gold and copper head grades and an increase in ore treated.

At the Australasia region, St Ives' gold production increased by 6 per cent from 97,700 ounces in the June quarter to 103,800 ounces in the September quarter mainly due to increased throughput at the Lefroy mill in the September quarter following a planned maintenance closure during the June quarter. At Agnew, gold production decreased by 15 per cent from 53,000 ounces in the June quarter to 45,200 ounces in the September quarter mainly due to lower underground tonnes mined and lower head grade.

The average quarterly US dollar gold price achieved by the Group decreased by 4 per cent from US$1,372 per ounce in the June quarter to US$1,315 per ounce in the September quarter. The average rand gold price increased marginally from R418,108 per kilogram in the June quarter to R422,065 per kilogram in the September quarter, while the average Australian dollar gold price decreased marginally from A$1,452 per ounce to A$1,443 per ounce. The average US dollar/Rand exchange rate weakened by 6 per cent from R9.41 in the June quarter to R9.98 in the September quarter. The average Rand/Australian dollar exchange rate strenghtened by 3 per cent from R9.42 to R9.13. The average Australian/US dollar exchange rate weakened by 8 per cent from A$1.00 = US$1.00 to A$1.00 = US$0.92.

As a result of the above mentioned factors, revenue increased by 7 per cent from US$637 million (R6,038 million) in the June quarter to US$683 million (R6,827 million) in the September quarter.

Operating costs

Net operating costs increased marginally from US$397 million (R3,737 million) in the June quarter to US$400 million (R3,987 million) in the September quarter. Total cash cost decreased by 10 per cent from US$857 per ounce (R259,405 per kilogram) in the June quarter to US$772 per ounce (R247,755 per kilogram) in the September quarter due to the higher gold sold partially offset by the marginal increase in net operating costs.

At the South Africa region, net operating costs at South Deep increased by 4 per cent from R797 million (US$85 million) in the June quarter to R832 million (US$84 million) in the September quarter and total cash cost decreased by 1 per cent from R325,701 per kilogram (US$1,077 per ounce) to R322,054 per kilogram (US$1,004 per ounce) due to the increase in production partially offset by the increase in net operating costs.

At the West Africa region, net operating costs increased by 2 per cent from US$162 million (R1,525 million) in the June quarter to US$166 million (R1,656 million) in the September quarter. This increase in net operating costs was due to the higher production at both Tarkwa and Damang following industrial action in the June quarter, partially offset by a build-up of inventory at Damang in the September quarter compared with a draw-down in the June quarter. Total cash cost at the West African operations decreased by 9 per cent from US$953 per ounce in the June quarter to US$869 per ounce in the September quarter due to the increase in production partially offset by the increase in net operating costs.

At Cerro Corona in South America, net operating costs increased by 33 per cent from US$30 million (R283 million) in the June quarter to US$40 million (R396 million) in the September quarter mainly due to increased production and a smaller gold-in-process credit to costs. Total cash cost decreased by 15 per cent from US$503 per ounce in the June quarter to US$430 per ounce in the September quarter due to the higher gold equivalent ounces sold, partially offset by the increase in net operating costs.

At the Australasia region, net operating costs increased marginally from A$120 million (US$120 million) in the June quarter to A$121 million (US$110 million) in the September quarter. At St Ives, the increase in costs was due to the increase in underground and open pit ore production. At Agnew, the lower costs were due to reduced mining costs as a result of lower volumes mined and the change-over to full contractor mining. Total cash cost for the region increased by 2 per cent from A$787 per ounce (US$788 per ounce) in the June quarter to A$800 per ounce (US$732 per ounce) in the September quarter mainly due to the decrease in production and the marginally higher costs.

Operating profit and margin

Operating profit for the Group increased by 18 per cent from US$240 million (R2,301 million) in the June quarter to US$283 million (R2,840 million) in the September quarter due to the increase in revenue. The Group's operating margin increased from 38 per cent in the June quarter to 41 per cent in the September quarter.

Amortisation

Amortisation for the Group increased by 3 per cent from US$143 million (R1,345 million) in the June quarter to US$148 million (R1,474 million) in the September quarter due to increased production.

Other

Net interest paid for the Group increased from US$14 million (R128 million) in the June quarter to US$18 million (R178 million) in the September quarter. In the September quarter interest paid of US$27 million (R263 million) was partially offset by interest received of US$2 million (R20 million) and interest capitalised of US$7 million (R65 million). In the June quarter interest paid of US$22 million (R203 million) was partially offset by interest received of US$3 million (R25 million) and interest capitalised of US$5 million (R50 million).

The loss on share of results of associates after taxation for the Group decreased from US$5 million (R50 million) in the June quarter to US$2 million (R24 million) in the September quarter. This decrease reflects the deliberate reduction in expenditure on the ongoing study and evaluation costs at the Far Southeast project (FSE), pending the granting of the FTAA by the Philippines government.

The loss on foreign exchange of US$5 million (R41 million) in the September quarter compared with a gain of US$13 million (R116 million) in the June quarter. The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans.

The gain on financial instruments of US$5 million (R47 million) in the September quarter compared with a loss of US$4 million (R37 million) in the June quarter. These gains and losses related to the South Deep US dollar hedge which was entered into in the June quarter (refer to page 22 for detail).

Share-based payments for the Group was similar at US$12 million (R117 million).

Other costs for the Group decreased from US$8 million (R77 million) in the June quarter to US$5 million (R48 million) in the September quarter.

Exploration

Exploration expenditure decreased from US$22 million (R203 million) in the June quarter to US$14 million (R142 million) in the September quarter, reflecting the Group's decision to deliberately reduce expenditure on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate development and strategic project costs as well as related general office costs in the various countries in which the Group conducts feasibility and evaluation studies, was similar at US$12 million (R123 million).

Non-recurring items

Non-recurring expenses decreased from US$143 million (R1,318 million) in the June quarter to US$2 million (R71 million) in the September quarter. The non-recurring expenses in the September quarter included mainly US$5 million (R52 million) relating to restructuring costs across the Group and US$8 million (R78 million) relating to the impairment of our investment in Orsu Metals Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million (R124 million).

The non-recurring expenses in the June quarter included mainly US$8 million (R76 million) relating to business process re-engineering and restructuring costs across the Group and US$127 million (R1,160 million) relating to impairment costs mainly at Tarkwa and Damang.

Royalties

Government royalties for the Group increased from US$19 million (R178 million) in the June quarter to US$20 million (R197 million) in the September quarter mainly due to the higher revenue received on which royalties are calculated.

Taxation

Taxation for the Group increased from US$7 million (R90 million) in the June quarter to US$38 million (R387 million) in the September quarter, in line with the higher profit before taxation.

Earnings

Net earnings attributable to owners of the parent amounted to US$9 million (R63 million) or US$0.01 per share (7 SA cents per share) in the September quarter, compared with net losses of US$129 million (R1,169 million) or US$0.18 per share (159 SA cents per share) in the June quarter.

Headline earnings of US$8 million (R64 million) or US$0.01 per share (9 SA cents per share) in the September quarter, compared with headline losses of US$84 million (R763 million) or US$0.12 per share (105 SA cents per share) in the June quarter.

Normalised earnings of US$12 million (R120 million) or US$0.02 per share (17 SA cents per share) in the September quarter, compared with normalised losses of US$36 million (R312 million) or US$0.05 per share (43 SA cents per share) in the June quarter.

Cash flow

Cash inflow from operating activities of US$159 million (R1,632 million) for continuing operations in the September quarter compared with an outflow of US$42 million (R382 million) in the June quarter. The cash inflow in the September quarter was mainly due to higher profit and a release of working capital in the September quarter compared with an investment in working capital in the June quarter.

Cash outflow from investing activities for continuing operations decreased from US$188 million (R1,779 million) in the June quarter to US$166 million (R1,689 million) in the September quarter. Capital expenditure decreased from US$187 million (R1,776 million) in the June quarter to US$156 million (R1,582 million) in the September quarter.

In the South Africa region at South Deep, capital expenditure decreased from R571 million (US$61 million) in the June quarter to R456 million (US$45 million) in the September quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure increased from US$56 million in the June quarter to US$58 million in the September quarter. Tarkwa increased from US$40 million to US$45 million with expenditure on pre-stripping and additional mining fleet being the main components. Capital expenditure at Damang decreased from US$16 million to US$13 million with the majority of the expenditure on pre-stripping and various process plant upgrades.

In South America, at Cerro Corona, capital expenditure decreased from US$16 million in the June quarter to US$13 million in the September quarter with the majority of the expenditure on the construction of the tailings storage facility.

At the Australasia region, capital expenditure decreased from A$47 million in the June quarter to A$40 million in the September quarter. At St Ives, capital expenditure decreased from A$34 million to A$28 million, with reduced expenditure on development of underground mines as well as a reduction in capitalised pre-strip at Paddy's open pit as the pit moved into production. At Agnew, capital expenditure decreased from A$13 million to A$12 million. The expenditure at Agnew was mostly on the development of Kim underground mine.

Investing activities in the September quarter included the buy-out of non-controlling interest holders at La Cima of US$13 million (R122 million) representing 0.9 per cent of the issued shares of Gold Fields La Cima, taking the Group's holding to 99.5 per cent.

The Barrick Yilgarn asset purchase deposit of US$30 million (R307 million) related to the acquisition of the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South assets) in Western Australia.

Proceeds on the disposal of investments of US$33 million (R327 million) related to the sale of shares in Northam Platinum Limited.

Net cash inflow from financing activities for continuing operations decreased from US$131 million (R1,283 million) in the June quarter to US$44 million (R448 million) in the September quarter and comprised a net inflow of South African and offshore loans received and repaid.

The net cash inflow for the Group for continuing operations of US$37 million (R390 million) in the September quarter compared with an outflow of US$99 million (R878 million) in the June quarter. After accounting for a positive translation adjustment of US$15 million (R3 million) on offshore cash balances, the cash inflow for the September quarter was US$52 million (R393 million). As a result, the cash balance increased from US$443 million (R4,494 million) at the end of June to US$495 million (R4,887 million) at the end of September.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member companies to develop definitions for "all-in sustaining costs" and "all-in costs". These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The "all-in sustaining costs" is an extension of existing "cash cost" metrics and incorporates costs related to sustaining current production. The "all-in costs" include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce and a per kilogram basis – refer to the detailed table on page 28 and page 29 of this report.

The Group all-in sustaining costs decreased by 23 per cent from US$1,416 per ounce in the June quarter to US$1,089 per ounce in the September quarter due to the increase in gold sold, no inventory impairments at Tarkwa and Damang, higher by-product credits at Cerro Corona, as well as lower capital expenditure at all the operations except at Tarkwa. Total all-in cost decreased by 25 per cent from US$1,572 per ounce in the June quarter to US$1,176 per ounce in the September quarter for the same reasons as all-in sustaining costs as well as a decrease in exploration expenditure.

In the South Africa region, at South Deep, all-in sustaining cost per kilogram decreased by 2 per cent from R471,288 per kilogram (US$1,558 per ounce) to R464,500 per kilogram (US$1,448 per ounce) due to the increase in gold sold partially offset by the higher operating costs. The total all-in cost decreased by 11 per cent from R573,110 per kilogram (US$1,894 per ounce) to R513,149 per kilogram (US$1,599 per ounce) due to the higher gold sold and lower non-sustaining capital expenditure, partially offset by the higher operating costs.

At the West Africa region, all-in sustaining cost and total all-in cost per ounce decreased by 29 per cent from US$1,712 per ounce in the June quarter to US$1,224 per ounce in the September quarter due to the higher gold sold, lower capital expenditure and no inventory impairments, partially offset by the higher operating costs.

At the South America region, all-in sustaining cost and total all-in cost per ounce decreased by 104 per cent from US$587 per ounce in the June quarter to negative US$21 per ounce in the September quarter mainly due to the increase in by-product credits, an increase in gold sold and lower capital expenditure, partially offset by the higher operating costs.

At the Australasia region, all-in sustaining cost and total all-in cost per ounce decreased by 2 per cent from A$1,150 per ounce (US$1,151 per ounce) in the June quarter to A$1,129 per ounce (US$1,033 per ounce) in the September quarter mainly due to the lower capital expenditure.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per equivalent kilogram and per equivalent ounce basis – refer to the detailed table on page 30 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, state royalties, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs, decreased from US$1,239 per ounce (R374,704 per kilogram) in the June quarter to US$1,064 per ounce (R341,460 per kilogram) in the September quarter as a result of the lower capital expenditure, lower operating costs and higher production. The NCE margin for the Group increased from 10 per cent to 19 per cent.

NCE excluding capitalised project costs, decreased from US$1,227 per ounce (R372,199 per kilogram) in the June quarter to US$1,059 per ounce (R340,976 per kilogram) in the September quarter due to higher production and lower capital expenditure. The NCE margin excluding capitalised project costs increased from 11 per cent to 19 per cent.

The Group NCE for capital projects decreased from US$12 per ounce (R3,521 per kilogram) in the June quarter to US$6 per ounce (R1,989 per kilogram) in the September quarter. Actual expenditure for the September quarter, all of which is capitalised, at both Chucapaca (51 per cent) and APP amounted to US$1 million (R14 million) and US$2 million (R18 million) respectively.

In the South Africa region, at South Deep NCE per kilogram decreased from R566,194 per kilogram (US$1,871 per ounce) in the June quarter to R504,047 per kilogram (US$1,571 per ounce) in the September quarter due to the increase in production and the lower capital expenditure, partially offset by the higher operating costs. The NCE margin improved from negative 30 per cent to negative 18 per cent due to the lower NCE partially offset by the lower gold price received.

At the West Africa region, NCE per ounce decreased from US$1,207 per ounce in the June quarter to US$1,121 per ounce in the September quarter due to the higher production partially offset by the higher costs and capital expenditure. The NCE margin increased from 15 per cent to 16 per cent due to the lower NCE, partially offset by the lower gold price received.

At the South America region, NCE per ounce decreased from US$781 per ounce in the June quarter to US$599 per ounce in the September quarter due to the increase in production and decrease in capital expenditure partially offset by the increase in operating costs. The NCE margin at Cerro Corona increased from 22 per cent to 53 per cent due to the higher average gold price received and the lower NCE.

At the Australasia region, NCE per ounce decreased from A$1,122 per ounce (US$1,123 per ounce) in the June quarter to A$1,066 per ounce (US$975 per ounce) in the September quarter mainly due to the lower capital expenditure. The NCE margin increased from 23 per cent to 26 per cent due to the lower NCE partially offset by the lower gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,656 million (R16,812 million) at the end of June to US$1,652 million (R16,301 million) at the end of September.

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

The BPR process continues to review all operational production processes and associated cost structures from the stope to the mill. New business blueprints and appropriate organisational structures continue to be assessed to support sustainable gold output at an NCE margin of 20 per cent in the short to-medium term and 25 per cent in the long-term.

South Africa region

South Deep

The Best Practice capability intervention was planned to be initiated in the September 2013 quarter. However, due to South Deep's restructuring, implementation of this capability is planned to begin at South shaft in a pilot section as part of normal operation with full ownership of senior management starting November 2013. The role of the business improvement team will be to support senior management as required and facilitate the journey along the best practice roadmap.

The destress cycle blueprint pilot project ran from June to August 2013 and took a three-step approach to improvements in the destress mining cycle:

- Developing blueprints at detailed activity input level for the crush pillar destress mining cycle: a mining method that prepares deep level ore reserves for mining utilising in-situ rock for support;
- Implementing and using systems of measuring and reporting variances of actuals to blueprint and plan; and
- Implementing skills-transfer teams in the pilot area to coach line supervision and teams, to monitor and improve variances between actuals and blueprint with best practices.

The implementation of the destress cycle blueprint pilot was successful.

At Twin shaft the implementation of the blueprint recommendations delivered significant improvements. One of the highlights being a 54 per cent increase in meters per low profile rig in 95 3W since inception of the project in June, from 50 meters achieved in May to 77 meters achieved in August (September excluded due to industrial action impact). Destress square meters increased by 52 per cent from 1,262 square meters in May to 1,913 square meters in August. Subsequent to the strike in September, the improvements in low profile rig meters and destress square meters continue.

At South shaft the implementation included lessons learnt at Twin shaft project. The focus of the training was expanded to include planning, decision making and the importance of team work. The two 90 3W teams attending the training from August to September 2013 increased their output by 67 per cent from a base of 198 square meters in July to 330 square meters in September.

The pilot project is now completed and ownership of the process will be transferred to shaft management to ensure that the process is fully integrated within the operations.

Progress against the Mine Health and Safety Council (MHSC) milestone, that no machinery or piece of equipment such as mechanised mobile equipment, fans and pumps may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) decreased from 2.8 per cent in the June quarter to nil in the September quarter. Silencing of equipment is ongoing, with continued focus on silencing of fans and planned

maintenance programs on mechanised mobile equipment. The percentage of employees exposed to >85dB (A) increased from 52.4 per cent in the June quarter to 55.6 per cent in the September quarter. This measurement is without hearing protection, which is currently provided and almost universally used. (We do comply with the milestone on equipment but employees without hearing protection devices are over exposed. If all our employees wear their hearing protective devices correctly at all times in high noise zones none of them will be over exposed.)

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the following core initiatives are ongoing:

- Equipping the water blasts with flow control valves. Flow control valves were installed to minimise water wastage. The blasts can now be manually activated to water down the work area and control the water flow ;
- Real time dust monitoring;
- Foggers/water mist spray systems at dust sources;
- Dust allaying at internal tips; and
- Footwall dust allaying.

West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2013 include:

- Extending life of heavy mining equipment, including tyre life, through improved haul road conditions;
- Increasing CIL throughput through the installation of a tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate. The current circuit is limited by the feeding equipment capacity into the primary crusher. The cross over from the North heap leach crusher will assist in maintaining and increasing the ore stockpile levels for feeding into the primary crusher and increase the CIL milling rate from 1,460 tonnes per hour to 1,500 tonnes per hour. On an annualised basis this equates to an increase in the milling rate from 11.9 million tonnes per annum to 12.3 million tonnes per annum;
- Acceleration of waste strip through the implementation of a larger sized load and haul fleet. The improved flexibility is also designed to ensure a continuous ore supply to the plant. This project has the potential to increase the annual mining volume by an estimated 10 per cent; and
- The purchase of an additional front end loader to improve loader availability in the optimisation of crusher throughput from ore rehandled from the ROM-pad.

The tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate was commissioned in May 2013. Since inception of the haul road improvement campaign, average tyre-life has increased from 4,250 hours in the March quarter to 5,200 hours in the June quarter and to 5,427 hours in the September quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2013 include:

- Continued savings from owner mining and maintenance initiatives implemented in early 2011;
- Optimisation of the plant circuit to achieve the maximum recovery rate of 89 per cent under current blend conditions which include:
  - Installation and commissioning of the intensive leach reactor (ILR) which was completed in the December 2012 quarter. The unit is performing as expected with higher recovery rates being achieved on the gravity concentrate. The ILR replaced the Gemini shaking table used for treating gravity concentrate from the Knelson concentrators. The use of intensive cyanidation as applied in the ILR unit increased the recovery of gold from gravity concentrate from 70 per cent (using a gravity shaking table) up to 98 per cent. This reduced the circulation of gold into the circuit from gravity concentrate tailings and improved overall plant gold recovery;

- Commissioning of the pre-leach thickener (PLT) project to improve control of the circuit water balance and optimise gravity circuit feed rates was completed in July 2013. The PLT increases the leach feed density from an average 45 per cent solids to above 50 per cent solids by removing excess water content from the slurry. Leaching reagents are added based on ideal solution concentration. As a result of the PLT operation there is now less solution in the leach feed thereby reducing the reagent requirement to maintain the optimal concentration for leaching. The actual cost saving will be measured in the December quarter;
- The milling circuit has two installed gravity concentrators which recovers course gold from the mill circulating load and adds excessive solution as part of the gravity gold recovery process. In absence of the PLT it was not possible to run both concentrators as excess solution contributed to an inefficient mill circuit density and circulating load. With the commissioning of the PLT the operation now has the ability to remove excess water added by the gravity units. As a result both units can now be operated with the associated increase in gravity gold recovery complemented by the operation of the ILR.
- With the PLT removing excess water from the leach feed slurry the opportunity arises to re-circulate the removed solution back into the milling circuit. This improves internal water circulation and reduces water consumption in the plant. In the absence of the PLT the solution circulated via the TSF pond at additional overland pumping cost; and
- An additional CIL leach tank to take the number of leach tanks from 7 to 8, is being added to the circuit to improve the residence time and recoveries and circuit reliability. At the end of the September quarter the 8th tank was 40 per cent complete.

Australasia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2013 include:

- Cyanide optimasation project: cyanide is a significant contributor to site costs. The intent of the cyanide optimisation project was to improve the management of excess cyanide in the leach process, optimise consumption and reduce cost. The project involved establishing a loop system to measure excess free cyanide in the final stage of the leaching process and using that information to control and improve cyanide dosage in the first stage of leaching. The project has resulted in approximately 20 per cent reduction in cyanide used per milled tonne of ore. A further phase of the project involves optimising dosage across the first two stages of leaching to further improve control and reduce waste;
- Focus on the drill and blast function in open pits. As the Open pit mines get deeper and harder through 2013, there is a greater demand on drill and blast performance. In response to increased demand, several drill and blast improvement projects were carried out through the quarter. Projects included reducing non-productive time for drills, work flow reorganisation between operations and maintenance, reconfiguring work crews, establishing visual daily targets and short interval tracking for drill and blast crews. The improvement activities have resulted in a 10 per cent improvement in drill utilisation hours per shift, an improvement in blasting performance and increased broken stock availability;
- The open pits ramp-up project was initiated to manage the significant increase in production in the open pits from 2013 to 2014. A range of productivity improvement areas across the mining value chain are being targeted in preparation for the transition. These include improving excavator and truck productivities and utilisation and establishing daily crew targets and short interval control boards;
- Underground mining operations require a slot or box hole within stoping blocks to provide void space for the stope to be blasted. This activity has a significant cost and time impact for the Underground Mining department. Cave Rocks underground mine is currently trialing an alternative method – using pipe jacking methodology combined with boxhole boring in a self-contained mobile unit called a 'vertical miner' – for boxhole boring to improve the efficiency and cost of the activity. Indications from the trial show a potential improvement in drilling

rate (reducing time impact) and up to 20 per cent improvement in unit cost; and

- A site roster alignment project has been initiated to simplify and standardise roster arrangements across site. The project scope includes optimising light vehicle usage and travel arrangements on site. The project will be completed in the December 2013 quarter.

Agnew

BPR initiatives are ongoing. The major BPR projects for 2013 include:

- The primary site improvement focus is the efficient and effective integration of the Lawlers operation into the Agnew business and realising the synergies that exist from the recent acquisition. Synergies from the acquisition of the Lawlers mine include the opportunity to process ore from the Agnew and Lawlers mines through the Agnew plant. The Agnew plant is currently running at aproximately 85 per cent capacity. With the additional feed material from the New Holland (Lawlers) mine, it is expected that the plant will be fully utilised by end of October 2013. Preparatory work to achieve the associated benefits from this activity is underway;
- The cost benefit from the improvement activities associated with the use of shotcrete/fibrecrete for ground support instead of conventional bolts and mesh is currently being confirmed. There is an opportunity for further benefit in this area through the potential inclusion of the supply of shotcrete/fibrecrete into the development and mining contract;
- The use of emulsion for stoping and development blasting continues to be embedded across the site and benefits achieved in mining quality and cost improvement reported in the June 2013 quarter are proving to be sustainable; and
- The revised Agnew development and mining contract with Barminco (which previously only included development) is delivering the anticipated performance and savings. This is reflected in the improvement in site cash costs for the September 2013 quarter.

South Africa region

South Deep project

		Sept 2013	June 2013
Gold produced	- 000'oz	81.9	77.8
	- kg	2,547	2,420
Yield - underground	- g/t	5.0	4.8
- combined	- g/t	4.2	3.8
All-in sustaining costs	- R/kg	463,918	471,288
	- US$/oz	1,446	1,558
Total all-in cost	- R/kg	513,149	573,110
	- US$/oz	1,599	1,894
Total cash cost	- R/kg	322,054	325,701
	- US$/oz	1,004	1,077
Notional cash expenditure	- R/kg	504,047	566,194
	- US$/oz	1,571	1,871
NCE margin	- %	(18)	(30)

Gold production increased by 5 per cent from 77,800 ounces (2,420 kilograms) in the June quarter to 81,900 ounces (2,547 kilograms) in the September quarter, despite three days of wage related industrial action during the quarter.

Total tonnes milled, which included 96,000 tonnes of off-reef development in the September quarter compared with 127,000 tonnes included in the June quarter, decreased by 5 per cent from 640,000 tonnes to 609,000 tonnes. Underground reef yield increased from 4.8 grams per tonne to 5.0 grams per tonne.

Development decreased by 18 per cent from 3,653 metres in the June quarter to 2,988 metres in the September quarter. The new mine capital development in phase one, sub 95 level, decreased from 783 metres to 610 metres. Vertical development decreased from 166 metres to 132 metres. Development in the current mine areas above 95 level decreased from 2,704 metres to 2,246 metres. Development areas in 95 2W and above 95 level were negatively

affected by seismicity and industrial action during the September quarter.

Destress mining again increased by 6 per cent from 14,082 square metres in the June quarter to 14,986 square metres in the September quarter.

Operating costs increased by 4 per cent from R797 million (US$85 million) in the June quarter to R832 million (US$84 million) in the September quarter. This was mainly due to annual salary increases and increased electricity costs as a result of two months of winter tariff included in the September quarter compared with only one month of winter tariff included in the June quarter. Total cash cost decreased from R325,701 per kilogram (US$1,077 per ounce) to R322,054 per kilogram (US$1,004 per ounce) due to the increase in gold sold, partially offset by the increase in operating costs.

Operating profit decreased marginally from R254 million (US$27 million) in the June quarter to R252 million (US$25 million) in the September quarter as a result of the higher operating costs and lower gold price received, partially offset by the higher gold production.

Capital expenditure decreased from R571 million (US$61 million) to R456 million (US$45 million) mainly due to phasing of projects. The majority of the expenditure was on development, maintenance of critical infrastructure and equipment, trackless equipment, the full plant tailings backfill plant, refrigeration plant upgrades and high density accommodation.

Notional cash expenditure decreased by 11 per cent from R566,194 per kilogram (US$1,871 per ounce) in the June quarter to R504,047 per kilogram (US$1,571 per ounce) in the September quarter as a result of the higher gold production and lower capital expenditure partially offset by the higher operating costs. The NCE margin improved from negative 30 per cent to negative 18 per cent as a result of the lower NCE, partially offset by the lower gold price received.

All-in sustaining cost per kilogram decreased from R471,288 per kilogram (US$1,558 per ounce) in the June quarter to R463,918 per kilogram (US$1,446 per ounce) in the September quarter due to the increase in gold sold partially offset by the higher operating costs. The total all-in cost per kilogram decreased from R573,110 per kilogram (US$1,894 per ounce) to R513,149 per kilogram (US$1,599 per ounce) due to the higher gold sold and the lower non-sustaining capital expenditure, partially offset by the higher operating costs.

West Africa region

Ghana

Tarkwa

		Sept 2013	June 2013
Gold produced	- 000'oz	162.9	139.2
Yield - heap leach	- g/t	0.4	0.5
- CIL plant	- g/t	1.4	1.3
- combined	- g/t	1.0	1.0
All-in sustaining costs	- US$/oz	1,124	1,592
Total all-in cost	- US$/oz	1,124	1,592
Total cash cost	- US$/oz	796	915
Notional cash expenditure	- US$/oz	986	1,123
NCE margin	- %	26	21

Gold production increased by 17 per cent from 139,200 ounces in the June quarter to 162,900 ounces in the September quarter due to improved CIL mill throughput and yield. The June quarter was impacted by industrial action.

Total tonnes mined, including capital stripping, increased from 29.3 million tonnes in the June quarter to 36.9 million tonnes in the September quarter. Ore tonnes mined increased from 4.4 million tonnes to 5.3 million tonnes. Operational waste tonnes mined increased from 14.6 million tonnes to 17.5 million tonnes and capital waste tonnes mined increased from 10.3 million tonnes to 14.2 million tonnes. Head grade increased from 1.17 grams per tonne in the June quarter to 1.28 grams per tonne in the September quarter, mainly due to an increase in tonnes mined from the high grade Teberebie pit. The strip ratio increased from 5.6 to 6.0.

The CIL plant throughput increased from 2.71 million tonnes in the June quarter to 3.07 million tonnes in the September quarter. Realised yield from the CIL plant increased from 1.29 grams per tonne to 1.37 grams per tonne due to a smaller draw-down of low grade stockpile following more ore tonnages mined. The CIL plant produced 135,400 ounces in the September quarter compared with 112,500 ounces in the June quarter.

The South heap leach operation recovered 400 ounces from rinsing operations in the September quarter compared with 2,100 ounces in the June quarter. Irrigation at the South heap leach operation was discontinued in May 2013. Feed to the North heap leach section increased from 1.64 million tonnes in the June quarter to 2.02 million tonnes in the September quarter. Yield at 0.42 grams per tonne was lower than the 0.47 grams per tonne realised in the June quarter. Gold production from the North heap leach operation increased from 24,600 ounces in the June quarter to 27,100 ounces in the September quarter.

Net operating costs, including gold-in-process movements, were similar at US$126 million (R1,255 million). Total cash cost decreased from US$915 per ounce in the June quarter to US$796 per ounce in the September quarter due to increased gold sold.

Operating profit increased from US$71 million (R682 million) in the June quarter to US$90 million (R909 million) in the September quarter as a result of the higher gold production, partially offset by the lower gold price received.

Capital expenditure increased from US$40 million (R388 million) in the June quarter to US$45 million (R455 million) in the September quarter with the majority of expenditure on pre-stripping, additional mining fleet and the water treatment plants.

Notional cash expenditure decreased from US$1,123 per ounce in the June quarter to US$986 per ounce in the September quarter due to the increase in production partially offset by the increase in capital expenditure. The NCE margin increased from 21 per cent to 26 per cent as a result of the higher gold production, partially offset by the lower price received and higher capital expenditure.

All-in sustaining costs and total all-in cost per ounce decreased from US$1,592 per ounce in the June quarter to US$1,124 per ounce in the September quarter due to the increase in production and no inventory impairments in the September quarter, partially offset by the increase in capital expenditure. The June quarter included inventory impairments of US$43 million.

Damang

		Sept 2013	June 2013
Gold produced	- 000'oz	32.6	31.8
Yield	- g/t	1.1	1.1
All-in sustaining costs	- US$/oz	1,727	2,241
Total all-in cost	- US$/oz	1,727	2,241
Total cash cost	- US$/oz	1,235	1,123
Notional cash expenditure	- US$/oz	1,792	1,576
NCE margin	- %	(34)	(11)

Gold production increased by 3 per cent from 31,800 ounces in the June quarter to 32,600 ounces in the September quarter due to improved operational performance at the processing plant. The June quarter was impacted by industrial action.

Total tonnes mined, including capital stripping, increased from 6.5 million tonnes in the June quarter to 9.0 million tonnes in the September quarter. Ore mined increased from 0.6 million tonnes to 0.8 million tonnes due to commencement of oxide mining at Lima South pit. Operational waste tonnes mined increased from 2.2 million tonnes in the June quarter to 6.5 million tonnes in the September quarter while capital waste tonnes mined decreased from 3.7 million tonnes to 1.6 million tonnes. The strip ratio decreased marginally from 9.9 to 9.7.

Mining operations are focusing on exposing the ore in the Huni and Saddle pit areas after the suspension of mining operations in the Damang pit cutback for safety reasons. With the safety related

closing of the Damang pit cutback in May 2013, mining moved into the Saddle area which requires significantly higher waste stripping before sufficient ore volumes can be exposed.

Tonnes processed increased from 0.92 million tonnes in the June quarter to 0.96 million tonnes in the September quarter. Replacement of the previous secondary crusher with the Sandvik CS660 crusher was completed in August 2013. The crusher provides improved crush feed to the SAG mill, thus reducing the impact of the hardened blend of the mill throughput.

Net operating costs, including gold-in-process movements, increased from US$36 million (R336 million) to US$41 million (R401 million) due to an increase in operational ore and waste tonnages mined in the September quarter. Total cash cost increased from US$1,123 per ounce to US$1,235 per ounce as a result of the higher operating costs partially offset by the higher gold sold.

Operating profit decreased from US$10 million (R97 million) in the June quarter to US$2 million (R33 million) in the September quarter as a result of the lower gold price received and the higher net operating costs, partially offset by higher gold sold.

Capital expenditure decreased from US$16 million (R154 million) to US$13 million (R131 million) with expenditure on pre-stripping, the crushing circuit and tailings storage facilities being the major items.

Notional cash expenditure increased from US$1,576 per ounce in the June quarter to US$1,792 per ounce in the September quarter mainly due to the higher operating costs, partially offset by the lower capital expenditure. The NCE margin deteriorated from negative 11 per cent to negative 34 per cent due to the higher NCE and the lower gold price.

The all-in sustaining costs and total all-in cost per ounce decreased from US$2,241 per ounce in the June quarter to US$1,727 per ounce in the September quarter, due to lower capital expenditure, no inventory impairments and higher gold sold, partially offset by higher net operating costs. The June quarter included inventory impairments of US$16 million.

South America region

Peru

Cerro Corona

		Sept 2013	June 2013
Gold produced	- 000'oz	45.4	37.0
Copper produced	- tonnes	8,484	6,577
Total equivalent gold produced	- 000' eqoz	90.7	70.0
Total equivalent gold sold	- 000' eqoz	93.6	64.7
Yield - gold	- g/t	0.86	0.75
- copper	- %	0.52	0.43
- combined	- g/t	1.64	1.37
All-in sustaining costs	- US$/oz	(21)	587
Total all-in cost	- US$/oz	(21)	587
Total cash cost	- US$/eqoz	430	503
Notional cash expenditure	- US$/eqoz	599	781
NCE margin	- %	53	22
Gold price*	- US$/oz	1,318	1,444
Copper price*	- US$/t	7,031	7,218

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 23 per cent from 37,000 ounces in the June quarter to 45,400 ounces in the September quarter. Copper production increased by 29 per cent from 6,577 tonnes to 8,484 tonnes. Equivalent gold production increased by 30 per cent from 70,000 ounces in the June quarter to 90,700 ounces in the September quarter mainly due to an increase in gold and copper head grades and an increase in ore treated. Gold head grade increased from 1.08 grams per tonne to 1.22 grams per tonne and copper head grade increased from 0.50 per cent to 0.59 per cent. Gold recoveries increased from 69.8 per cent to 70.3 per cent and copper recoveries increased from 85.3 per cent to 87.8 per cent.

In the September quarter, concentrate with a payable content of 47,705 ounces of gold was sold at an average price of US$1,358 per ounce and 8,723 tonnes of copper was sold at an average price of US$6,452 per tonne, net of treatment and refining charges. This compared with 33,711 ounces of gold sold at an average price of US$1,392 per ounce and 6,072 tonnes of copper sold at an average price of US$6,424 per tonne in the June quarter. Total equivalent gold sales increased from 64,700 ounces in the June quarter to 93,600 in the September quarter due to higher metal production.

Tonnes mined decreased by 21 per cent from 4.31 million tonnes in the June quarter to 3.42 million tonnes in the September quarter. Ore mined decreased by 6 per cent from 2.19 million tonnes to 2.05 million tonnes. The strip ratio decreased from 0.96 to 0.67 due to the impact of changing the mine's fleet, with less waste mined in the September quarter compared with the June quarter as a result of lower availability of fleet due to the change-over.

Ore processed increased from 1.59 million tonnes in the June quarter to 1.72 million tonnes in the September quarter mainly due to a scheduled plant shutdown to repair a ball mill grouting in the June quarter. Gold yield increased from 0.75 grams per tonne to 0.86 grams per tonne and copper yield increased from 0.43 per cent to 0.52 per cent due to higher head grades of material treated.

Net operating costs, including gold-in-process movements, increased from US$30 million (R283 million) in the June quarter to US$40 million (R396 million) in the September quarter. The higher cost was mainly due to higher production and sales and a decrease in concentrate stocks. Total cash cost decreased from US$503 per equivalent ounce to US$430 per equivalent ounce mainly due to the higher sales partially offset by the higher net operating costs.

Operating profit increased from US$35 million (R339 million) in the June quarter to US$80 million (R785 million) in the September quarter mainly due to higher revenue resulting from higher equivalent ounces sold and the higher average gold price received, net of prior quarter price adjustments, partially offset by higher net operating costs.

Capital expenditure decreased from US$16 million (R146 million) in the June quarter to US$13 million (R128 million) in the September quarter, with the majority of the expenditure on the tailings storage facility.

Notional cash expenditure decreased from US$781 per equivalent ounce in the June quarter to US$599 per equivalent ounce in the September quarter mainly due to higher equivalent ounces produced and lower capital expenditure, partially offset by the higher operating costs. The NCE margin increased from 22 per cent in the June quarter to 53 per cent in the September quarter as a result of the lower NCE and the higher average gold price received.

The all-in sustaining costs and total all-in cost per ounce decreased from US$587 per ounce in the June quarter to negative US$21 per ounce in the September quarter mainly due to the increase in by-product credits, higher gold sold and lower capital expenditure.

Australasia region

St Ives

		Sept 2013	June 2013
Gold produced	- 000'oz	103.8	97.7
Yield - underground	- g/t	3.8	4.3
- combined	- g/t	2.6	2.8
All-in sustaining costs	- A$/oz	1,220	1,276
	- US$/oz	1,116	1,278
Total all-in cost	- A$/oz	1,220	1,276
	- US$/oz	1,116	1,278
Total cash cost	- A$/oz	887	878
	- US$/oz	811	879
Notional cash expenditure	- A$/oz	1,134	1,255
	- US$/oz	1,037	1,256
NCE margin	- %	21	13

Gold production increased by 6 per cent from 97,700 ounces in the June quarter to 103,800 ounces in the September quarter due to increased tonnes processed at the Lefroy mill during the September

quarter, following a planned two-week maintenance closure to undertake a major mill motor service during the June quarter.

At the underground operations, ore mined increased by 6 per cent from 540,000 tonnes in the June quarter to 573,000 ounces in the September quarter. The average grade of ore mined decreased from 4.4 grams per tonne to 4.0 grams per tonne due to lower grade areas mined, in accordance with the mining schedule.

At the open pit operations, total ore tonnes mined increased by 40 per cent from 624,000 tonnes at 1.3 grams per tonne in the June quarter to 871,000 tonnes at 1.3 grams per tonne in the September quarter. Operational waste tonnes mined increased from 2.0 million tonnes to 2.3 million tonnes, while capital waste tonnes mined decreased from 0.9 million tonnes in the June quarter to 0.6 million tonnes in the September quarter. The increase in tonnes mined was as a result of reduced strip ratios at Bellerophon and Mars pits with a greater concentration of ore as the pits become deeper. The strip ratio decreased from 4.67 in the June quarter to 3.35 in the September quarter.

Throughput at the Lefroy mill increased from 1.07 million tonnes to 1.25 million tonnes. The lower throughput during the June quarter was due to a two-week planned maintenance shut. Yield decreased from 2.8 grams per tonne to 2.6 grams per tonne, reflecting the slightly lower average grade of underground ore mined during the September quarter and a larger proportion of lower grade open pit ore processed. Gold production from the Lefroy plant increased from 95,500 ounces in the June quarter to 101,100 ounces in the September quarter. Following on from the cessation of stacking activities at the end 2012, irrigation of the existing heap leach pad continued, and a further 2,700 ounces were recovered in the September quarter compared with 2,200 ounces recovered in the June quarter.

Net operating costs, including gold-in-process movements, increased from A$87 million (US$86 million) in the June quarter to A$94 million (US$86 million) in the September quarter mainly due to increased ore mined from both underground and open pit operations. Total cash cost increased from A$878 per ounce (US$879 per ounce) to A$887 per ounce (US$811 per ounce) due to the increase in net operating costs partially offset by higher gold sold.

Operating profit at A$56 million (US$51 million) in the September quarter was similar to the June quarter.

Capital expenditure decreased from A$34 million (US$34 million) in the June quarter to A$28 million (US$25 million) in the September quarter with reduced expenditure on mining fleet, the completion of the lift on TSF3 and a reduction in pre-strip at Paddy's open pit as the pit moved into production with stripping cost now accounted as working cost.

Notional cash expenditure decreased from A$1,255 per ounce (US$1,256 per ounce) in the June quarter to A$1,134 per ounce (US$1,037 per ounce) in the September quarter due to the lower capital expenditure and increased production. The NCE margin increased from 13 per cent to 21 per cent due to the lower NCE, partially offset by the lower gold price received.

All-in sustaining costs and total all-in cost per ounce decreased from A$1,276 per ounce (US$1,278 per ounce) in the June quarter to A$1,220 per ounce (US$1,116 per ounce) in the September quarter mainly due to the lower capital expenditure and higher gold sold, partially offset by the higher net operating costs.

Agnew

		Sept 2013	June 2013
Gold produced	- 000'oz	**45.2**	53.0
Yield - underground	- g/t	**9.8**	9.8
- combined	- g/t	**6.2**	7.6
All-in sustaining costs	- A$/oz	**920**	916
	- US$/oz	**842**	918
Total all-in cost	- A$/oz	**920**	916
	- US$/oz	**842**	918
Total cash cost	- A$/oz	**601**	619
	- US$/oz	**549**	619
Notional cash expenditure	- A$/oz	**910**	878
	- US$/oz	**832**	879
NCE margin	- %	**37**	40

Gold production decreased by 15 per cent from 53,000 ounces in the June quarter to 45,200 ounces in the September quarter mainly due to a reduction in underground tonnes mined.

Ore mined from underground decreased by 19 per cent from 160,000 tonnes to 130,000 tonnes but head grade improved from 10.5 grams per tonne in the June quarter to 10.9 grams per tonne in the September quarter. The decrease in ore mined was in line with the mine plan. All the tonnes mined were from the high grade Kim Lode in accordance with the high margin strategy adopted for 2013.

Tonnes processed increased from 218,000 tonnes in the June quarter to 227,000 ounces in the September quarter and included 97,000 tonnes of Songvang surface stockpile material compared with 58,000 tonnes of Songvang stockpiles processed in the June quarter. The combined yield decreased from 7.6 grams per tonne to 6.2 grams per tonne with the higher percentage of ore from the Songvang stockpile at a grade of 1.5 grams per tonne.

Net operating costs, including gold-in-process movements, decreased from A$34 million (US$34 million) in the June quarter to A$27 million (US$24 million) in the September quarter. This decrease was mainly due to reduced mining costs as a result of the focus on capital development and the greater efficiencies generated through the change to full contractor mining (previously only development). After the cessation of mining at the Rajah and Main lode ore bodies, there was no longer the critical mass to efficiently run separate production and development programmes.

The consolidation to full contractor mining allowed a reduction in fleet and personnel which is reflected in the reduced costs. Total cash cost decreased from A$619 per ounce (US$619 per ounce) in the June quarter to A$601 million (US$549 million) in the September quarter due to the lower net operating costs, partially offset by the lower gold sold.

Operating profit decreased from A$43 million (US$44 million) in the June quarter to A$38 million (US$35 million) in the September quarter due to lower gold sold partially offset by the lower net operating costs.

Capital expenditure decreased from A$13 million (US$13 million) in the June quarter to A$12 million (US$11 million) in the September quarter. Capital expenditure included A$10 million (US$9 million) of underground development.

Notional cash expenditure increased from A$878 per ounce (US$879 per ounce) in the June quarter to A$910 million (US$832 million) in the September quarter due to the lower production, partially offset by lower capital expenditure and operating costs. The NCE margin decreased from 40 per cent to 37 per cent due to the higher NCE and lower gold price received.

All-in sustaining costs and total all-in cost per ounce increased from A$916 per ounce (US$918 per ounce) in the June quarter to A$920 million (US$842 million) in the September quarter mainly due to lower gold sold, partially offset by the lower capital expenditure and operating costs.

Quarter ended 30 September 2013 compared with quarter ended 30 September 2012

Group attributable equivalent gold production was similar at 496,000 ounces.

At the South Africa region, gold production at South Deep increased by 15 per cent from 71,300 ounces (2,217 kilograms) for the September 2012 quarter to 81,900 ounces (2,547 kilograms) for the September 2013 quarter.

At the West Africa operations, total managed gold production decreased by 7 per cent from 209,300 ounces for the September 2012 quarter to 195,500 ounces for the September 2013 quarter. At Tarkwa, gold production decreased by 4 per cent from 169,400 ounces to 162,900 ounces mainly due to cessation of crushing operations at the South heap leach facility at the end of December 2012. At Damang, gold production decreased by 18 per cent from 39,900 ounces to 32,600 ounces mainly due to lower yield following on from the closure of the original Damang pit.

In South America, gold equivalent production at Cerro Corona increased by 10 per cent from 82,700 ounces for the September 2012 quarter to 90,700 ounces for the September 2013 quarter due to higher throughput.

At the Australasia operations, gold production decreased by 3 per cent from 154,200 ounces for the September 2012 quarter to 149,100 ounces for the September 2013 quarter. At St Ives, gold production decreased by 3 per cent from 106,600 ounces to 103,800 ounces mainly due to cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and processed. At Agnew gold production decreased by 5 per cent from 47,600 ounces to 45,200 ounces, in line with the strategy to only mine the high grade Kim ore body.

Income statement

Revenue decreased by 21 per cent from US$862 million (R7,109 million) in the September 2012 quarter to US$683 million (R6,827 million) in the September 2013 quarter due to the lower gold price received. The average gold price decreased by 21 per cent from US$1,663 per ounce (R441,690 per kilogram) to US$1,315 per ounce (R422,065 per kilogram). The average Rand/US dollar exchange rate weakened by 21 per cent from R8.26 in the September 2012 quarter to R9.98 in the September 2013 quarter. The average Rand/Australian dollar exchange rate weakened by 7 per cent from R8.56 to R9.13. The average Australian/US dollar exchange rate strengthened by 12 per cent from A$1.00 = US$1.04 in the September 2012 quarter to A$1.00 = US$0.92 in the September 2013 quarter.

Net operating costs decreased by 2 per cent from US$408 million (R3,363 million) to US$400 million (R3,987 million). Total cash cost for the Group decreased by 3 per cent from US$793 per ounce (R210,724 per kilogram) to U$772 per ounce (R247,755 per kilogram) due to the lower net operating costs.

At South Deep in South Africa, operating costs increased by 27 per cent from R656 million (US$80 million) for the September 2012 quarter to R832 million (US$84 million) for the September 2013 quarter. This was due to annual wage increases, an increase in employees in line with the production build-up, a 16 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases. Total cash cost increased by 10 per cent from R292,377 per kilogram (US$1,101 per ounce) to R322,054 per kilogram (US$1,004 per ounce) as a result of the higher operating costs, partially offset by the higher gold sold.

At the West Africa operations, net operating costs increased by 3 per cent from US$161 million for the September 2012 quarter to US$166 million for the September 2013 quarter. At Tarkwa, net operating costs increased by 8 per cent from US$117 million to US$126 million mainly due to annual wage increases, increased fuel costs and an inventory draw-down of US$10 million in the September 2013 quarter compared with a credit of US$3 million in the September 2012 quarter. At Damang, net operating costs decreased by 9 per cent from US$45 million to US$41 million due to the lower production and a US$5 million inventory credit in the September 2013 quarter compared with US$nil in the September 2012 quarter. Total cash cost for the region increased by 11 per cent from US$786 per ounce to US$869 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs increased by 8 per cent from US$37 million for the September 2012 quarter to US$40 million for the September 2013 quarter mainly due to an increase in statutory workers participation in profits due to higher profits, as well as a lower build-up of inventory in the September 2013 quarter. Total cash cost decreased by 9 per cent from US$474 per ounce to US$430 per ounce mainly due to the higher equivalent gold sales partially offset by the higher costs.

At the Australasia operations, net operating costs decreased by 4 per cent from A$126 million for the September 2012 quarter to A$121 million for the September 2013 quarter. At St Ives, net operating costs increased by 3 per cent from A$91 million to A$94 million mainly due to an increase in underground tonnes, partially offset by a reduction in open pit tonnes mined. At Agnew, net operating costs decreased by 23 per cent from A$35 million to A$27 million due to cost saving initiatives arising from mining only the Kim ore body. Total cash cost for the region decreased marginally from A$804 per ounce to A$800 per ounce due to the decrease in costs, partially offset by the lower production.

Operating profit decreased from US$454 million (R3,746 million) to US$283 million (R2,840 million) as a result of the above.

Net interest paid increased from US$10 million (R79 million) to US$18 million (R178 million) due to an increase in borrowings.

Exploration expenditure decreased from US$30 million (R249 million) to US$14 million (R142 million) due to the Group's decision to deliberately reduce expenditure on exploration activities.

Feasibility and evaluation costs increased from US$7 million (R60 million) to US$12 million (R123 million) mainly due to retrenchment costs incurred in the September 2013 quarter.

Non-recurring costs of US$2 million (R71 million) for the September 2013 quarter compared with non-recurring income of US$20 million (R158 million) for the September 2012 quarter. The non-recurring expenses in the September 2013 quarter included mainly US$5 million (R52 million) relating to restructuring costs across the Group and US$8 million (R78 million) relating to the impairment of our investment in Orsu Metals Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million (R124 million). The non-recurring income in September 2012 included profit on the disposal of the Group's interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation amounting to US$30 million (R239 million) partially offset by business process re-engineering costs at all the operations.

Government royalties decreased from US$27 million (R225 million) in the September 2012 quarter to US$20 million (R197 million) in the September 2013 quarter as a result of lower revenue.

Taxation decreased from US$97 million (R812 million) for the September 2012 quarter to US$38 million (R387 million) for the September 2013 quarter as a result of lower profit before taxation.

Net earnings of US$9 million (R63 million) for the September 2013 quarter compared with US$122 million (R997 million) for the September 2012 quarter.

Normalised earnings of US$12 million (R120 million) for the September 2013 quarter compared with US$105 million (R860 million) for the September 2012 quarter.

Cash flow

Cash inflow from operating activities for continuing operations of US$159 million (R1,632 million) for the September 2013 quarter compared with US$125 million (R1,047 million) for the September 2012 quarter. This increase was mainly due to a release of working capital of US$14 million (R131 million) in the September 2013 quarter compared with an investment into working capital of US$140 million (R1,123 million) in the September 2012 quarter (a positive US$154 million movement) as well as lower royalties and taxation paid, partially offset by lower operating profit.

Cash outflows from investing activities for continuing operations decreased from US$277 million (R2,288 million) to US$166 million (R1,689 million).

Capital expenditure decreased from US$332 million (R2,724 million) in the September 2012 quarter to US$156 million (R1,582 million) in the September 2013 quarter. At the South Africa region, capital expenditure at South Deep decreased from R624 million (US$76 million) to R456 million (US$45 million). At the West Africa region, capital expenditure decreased from US$94 million to US$58 million mainly due to a decrease in capital waste strip at both Tarkwa and Damang and lower capital expenditure on mining fleet at Tarkwa. In South America, at Cerro Corona, capital expenditure decreased from US$25 million to US$13 million due to lower expenditure on the tailings storage facility. At the Australasia region, capital expenditure decreased from A$113 million (US$117 million) to A$40 million (US$36 million) mainly at St Ives due to lower expenditure on mining fleet, as well as lower expenditure on construction of the tailings storage facility and mine development.

Investing activities in the September 2013 quarter included the buy-out of non-controlling interest holders at La Cima of US$13 million (R122 million) representing 0.9 per cent of the issued shares of Gold Fields La Cima, taking the Group's holding to 99.5 per cent. La Cima was also delisted on 24 September 2013.

The Barrick Yilgarn asset purchase deposit of US$30 million (R307 million) related to the acquisition of the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South assets) in Western Australia.

Proceeds on the disposal of investments of US$33 million (R327 million) in the September 2013 quarter related to the sale of shares in Northam Platinum Limited. The September 2012 quarter included the receipt of US$64 million (R514 million) on the disposal of the Group's investments in GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited.

Net cash inflow from financing activities for continuing operations of US$44 million (R448 million) for the September 2013 quarter compared with a net cash outflow of US$181 million (R1,496 million) for the September 2012 quarter. Both related to long term and short term loans received and repaid.

The net cash inflow for continuing operations of US$37 million (R390 million) in the September 2013 quarter compared with an outflow of US$480 million (R3,933 million) in the September 2012 quarter. After accounting for a positive translation adjustment of US$15 million (R3 million), the cash inflow for the September 2013 quarter was US$52 million (R393 million). The cash balance at the end of September 2013 was US$495 million (R4,887 million) compared with US$494 million (R4,085 million) at the end of September 2012.

Corporate

Acquisition of gold mines in Western Australia

On 1 October 2013, Gold Fields announced that it had completed the acquisition of the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South assets) in Western Australia, from Barrick Gold Corporation (Barrick).

The assets were acquired for a total net consideration of US$270 million after adjustments for working capital, mine capital and employee entitlements.

In accordance with the sale and purchase agreement, Gold Fields elected to satisfy half of the consideration by delivering 28.7 million of its common shares (which was based on the 5-day VWAP for the ADR's trading on the NYSE prior to closing). The balance of US$135 million (less a US$30 million deposit paid on signing of the agreement) was paid from cash resources held by Gold Fields in Australia.

Restructuring of Board

Following a review of the composition of the Board of Directors, in light of the Company's new strategic direction (including the unbundling of Sibanye Gold Limited to shareholders earlier in 2013) and the challenges presented by the current low gold price, the Board has decided to reduce the number of directors from twelve to nine.

Messrs Delfin Lazaro, Roberto Dañino and Rupert Pennant-Rea volunteered to resign as non-executive directors and have agreed to step down from the Board.

The Chair (Ms Cheryl Carolus) expressed appreciation for the time and effort that each of the non-executive directors has put into the Company for the benefit of all its stakeholders. Messrs Pennant-Rea and Dañino acted as the Chairs of the Remuneration Committee and Social and Ethics Committee, respectively. Mr Lazaro has done an admirable job in representing the Company's interests in the Philippines and he will continue to do so following his resignation.

Non-executive director Mr Donald Ncube assumed the role of the Chair of the Social and Ethics Committee and non-executive director Mr Alan Hill assumed the role of the Chair of the Remuneration Committee.

The Board believes that its new composition will more appropriately reflect the needs of the Company and is confident that it will continue to be able to perform its duties for the benefit of all stakeholders.

Award

Gold Fields won a leading international integrated reporting award for its 2012 Integrated Annual Review.

The company was named the winner in the PwC Building Public Trust Awards in the "Overseas award: toward integrated reporting" category.

Carrying value of assets

The Gold Fields life of mine (LoM) plans and Mineral Reserves as reported at 31 December 2012 were prepared using a US$1,500 per ounce gold price. The planning process to prepare the new LoM plans and Mineral Reserves as at 31 December 2013 has commenced and will use a gold price of US$1,300 per ounce.

The new LoM plans will provide updated Mineral Reserves for all mining operations. Completion of this work will provide the necessary information to effectively assess the carrying value of our operations and assets against prevailing economic and market conditions at the time, which may or may not lead to impairments of the operations in respect of the assets of the operations. Any impairment would be reflected in the December quarter and year-end results.

Silicosis

In and during 2012 two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) on behalf of various applicants purporting to represent a class of mine workers (and where deceased, their dependants) who were previously employed by or who are employees of Gold Fields or any of its subsidiaries and who allegedly contracted Tuberculosis or Silicosis.

These are applications in terms of which the courts are asked to certify a class action to be instituted by the applicants on behalf of a class of affected people. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for the occupational diseases and the resulting consequences. The applicants contemplate the second stage dealing with common, legal and factual issues regarding the claim arising for the entire class. If the applicants are successful in the second leg, they envisage that individual members of the class would later submit individual claims for damages against Gold Fields and other mining companies. These applications do not identify the number of claims that would be instituted against Gold Fields and other mining companies or the quantum of damages the applicants may seek.

In addition to the class actions, an individual action has been instituted against Gold Fields and one other mining company in terms of which the Plaintiff claims R25,019,725 in respect of Silicosis which he claims was caused by the two defendants.

The two class actions were consolidated into one action during 2013 and the attorneys for the applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application.

Gold Fields has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail.

Outlook

Attributable gold production for the Group from continuing operations excluding the Yilgarn South assets for the year ending December 2013, is forecasted to be between 1.83 million equivalent ounces and 1.90 million equivalent ounces, the same as the guidance given in February 2013. Cash cost and NCE are forecasted to be the same as the revised guidance given on 22 August 2013. Total cash cost is forecasted at US$830 per ounce (R255,000 per kilogram) and NCE at US$1,240 per ounce (R380,000 per kilogram) including US$15 per ounce for exploration and growth projects.

Gold production for the Yilgarn South assets for the December 2013 quarter is forecasted to be between 90,000 ounces and 100,000 ounces. Guidance for total cash cost is forecast at US$945 per ounce (A$985 per ounce) and NCE at US$1,165 per ounce (A$1,215 per ounce).

The revised guidance for the Group including the Yilgarn South assets is attributable gold production for the year ending December 2013 of between 1.92 million equivalent ounces and 2.00 million equivalent ounces. Guidance for total cash cost and NCE are forecasted to remain unchanged at US$830 per ounce (R255,000 per kilogram) and US$1,240 per ounce (R380,000 per kilogram) respectively, including US$15 per ounce for exploration and growth projects.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 5 and 32.

Change in reporting currency

Following the unbundling of Sibanye Gold in February 2013, Gold Fields' production and footprint are represented by a diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar is now the dominant currency. Therefore the Group would like to align its reporting currency to its peer group of international gold producers who all report in US dollar.

In order to smooth the transition, the Group will still report in South African rand and US dollar for the remainder of 2013. However, the discussions will focus on US dollar and not South African rand as was past practice. From quarter one in 2014 only the US dollar will be presented.

Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting, the Listings Requirements of the JSE Limited, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act.

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards (IFRIC 20) issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
20 November 2013

Income statement

International Financial Reporting Standards *Basis*

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS		Quarter		Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Revenue	683.3	637.1	861.9	2,125.6	2,576.3
Operating costs, net	(400.4)	(397.0)	(407.9)	(1,198.5)	(1,200.7)
- Operating costs	(396.2)	(397.0)	(420.4)	(1,195.1)	(1,235.4)
- Gold inventory change	(4.2)	-	12.5	(3.4)	34.9
Operating profit	**282.9**	240.1	454.0	**927.1**	1,375.6
Amortisation and depreciation	(148.4)	(143.2)	(121.1)	(428.1)	(356.7)
Net operating profit	**134.5**	96.9	332.9	**499.0**	1,019.1
Net interest paid	(18.3)	(13.6)	(9.6)	(42.2)	(26.5)
Share of results of associates after taxation	(2.2)	(5.2)	(20.0)	(16.5)	(34.6)
(Loss)/gain on foreign exchange	(4.7)	12.7	(8.2)	7.9	(15.7)
Gain/(loss) on financial instruments	5.0	(4.0)	0.7	1.0	(0.4)
Share-based payments	(11.7)	(12.4)	(12.4)	(37.3)	(38.2)
Other	(4.5)	(8.2)	(11.0)	(22.1)	(12.2)
Exploration	(13.8)	(21.5)	(30.2)	(59.0)	(91.0)
Feasibility and evaluation costs	(12.3)	(11.6)	(7.1)	(37.2)	(31.8)
Profit/(loss) before royalties, taxation and non-recurring items	**72.0**	33.1	235.1	**293.6**	768.6
Non-recurring items	(2.2)	(142.8)	19.9	(188.8)	(1.0)
Profit/(loss) before royalties and taxation	**69.8**	(109.7)	255.0	**104.8**	767.8
Royalties	(19.6)	(18.6)	(27.3)	(66.0)	(84.1)
Profit/(loss) before taxation	**50.2**	(128.3)	227.6	**38.8**	683.4
Mining and income taxation	(38.4)	(7.4)	(96.9)	(128.4)	(385.5)
- Normal taxation	(45.9)	(12.8)	(83.9)	(133.0)	(244.0)
- Deferred taxation	7.5	5.4	(13.1)	4.6	(141.7)
Net profit/(loss) from continuing operations	**11.8**	(135.7)	130.8	**(89.6)**	297.9
Net (loss)/profit from discontinued operations	**(8.0)** *	(8.2) *	48.5	**271.1**	372.0
Net (loss)/profit from discontinued operations	(1.5)	(1.6)	48.5	52.0	372.0
Net (loss)/profit on distribution of discontinued operations	(6.5)	(6.6)	-	219.1	-
Net profit/(loss)	**3.8**	(143.9)	179.3	**181.5**	669.9
Attributable to:					
- Owners of the parent	**1.4**	(136.5)	170.3	**178.5**	647.8
- Non-controlling interest	**2.4**	(7.4)	9.0	**3.0**	22.0
Non-recurring items:					
Profit on sale of investments	13.1	0.3	28.2	13.4	28.2
Profit/(loss) on sale of assets	0.2	-	(0.1)	0.3	0.2
Restructuring costs	(5.1)	(8.2)	(5.8)	(18.6)	(15.4)
Impairment of stockpiles	-	(59.0)	-	(59.0)	-
Impairment of investments and assets	(9.0)	(67.8)	(0.1)	(78.2)	(11.6)
Other	(1.4)	(8.1)	(2.3)	(46.7)	(2.3)
Total non-recurring items	**(2.2)**	(142.8)	19.9	**(188.8)**	(1.0)
Taxation	(1.5)	45.4	2.7	45.8	5.6
Net non-recurring items after tax and non-controlling interests	**(3.7)**	(97.4)	22.6	**(143.0)**	4.7
Net earnings/(loss) from continuing operations	9.4	(128.5)	121.9	(92.6)	275.8
Net (loss)/earnings from discontinued operations	(8.0)	(8.2)	48.4	271.1	372.0
Net earnings/(loss) per share (cents) from continuing operations	1	(18)	17	(13)	38
Net (loss)/earnings per share (cents) from discontinued operations	(1)	(1)	7	37	51
Diluted earnings/(loss) per share (cents) from continuing operations	1	(18)	17	(13)	38
Diluted (loss)/earnings per share (cents) from discontinued operations	(1)	(1)	6	37	51
Headline earnings/(loss) from continuing operations	8.2	(84.2)	93.8	(48.4)	259.1
Headline (loss)/earnings from discontinued operations	(1.5)	(1.6)	48.4	52.0	371.9
Headline earnings/(loss) per share (cents) from continuing operations	1	(12)	11	(7)	36
Headline earnings per share (cents) from discontinued operations	-	-	8	7	51
Diluted headline earnings/(loss) per share (cents) from continuing operations	1	(12)	11	(7)	36
Diluted headline earnings per share (cents) from discontinued operations	-	-	8	7	51
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	11.8	(36.0)	104.8	44.1	282.0
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	2	(5)	15	6	39
South African rand/United States dollar conversion rate	9.98	9.41	8.26	9.42	8.03
South African rand/Australian dollar conversion rate	9.13	9.42	8.56	9.25	8.30
Gold sold – managed oz (000)	520	464	518	1,480	1,570
Gold price received US$/oz	1,315	1,372	1,663	1,436	1,641
Total cash cost US$/oz	772	857	793	815	770

* Due to conversion at year to date exchange rate.

Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 30 September 2013 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND		Quarter		Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Revenue	**6,826.9**	6,037.9	7,109.0	**20,023.5**	20,687.6
Operating costs, net	**(3,986.6)**	(3,736.9)	(3,362.9)	**(11,289.2)**	(9,640.5)
- Operating costs	**(3,947.9)**	(3,736.7)	(3,465.9)	**(11,257.4)**	(9,920.9)
- Gold inventory change	**(38.7)**	(0.2)	102.9	**(31.8)**	280.3
Operating profit	**2,840.3**	2,301.0	3,746.1	**8,734.3**	11,047.1
Amortisation and depreciation	**(1,473.5)**	(1,345.3)	(998.8)	**(4,032.9)**	(2,864.5)
Net operating profit	**1,366.8**	955.7	2,747.2	**4,701.4**	8,182.5
Net interest paid	**(178.4)**	(127.5)	(78.9)	**(397.4)**	(213.9)
Share of results of associates after taxation	**(24.2)**	(50.0)	(162.4)	**(155.0)**	(277.5)
(Loss)/gain on foreign exchange	**(40.6)**	115.8	(66.2)	**74.7**	(124.9)
Gain/(loss) on financial instruments	**46.5**	(37.4)	6.3	**9.5**	(3.1)
Share-based payments	**(117.0)**	(117.1)	(102.5)	**(351.1)**	(307.1)
Other	**(47.5)**	(77.1)	(85.7)	**(208.1)**	(96.4)
Exploration	**(141.8)**	(202.9)	(248.9)	**(555.3)**	(730.4)
Feasibility and evaluation costs	**(122.6)**	(109.6)	(59.7)	**(350.4)**	(255.4)
Profit before royalties, taxation and non-recurring items	**741.2**	349.9	1,949.2	**2,768.3**	6,173.8
Non-recurring items	**(71.1)**	(1,317.6)	158.3	**(1,778.4)**	(6.9)
Profit/(loss) before royalties and taxation	**670.1**	(967.7)	2,107.5	**989.9**	6,166.9
Royalties	**(197.1)**	(177.7)	(225.4)	**(621.9)**	(676.1)
Profit/(loss) before taxation	**473.0**	(1,145.4)	1,882.1	**368.0**	5,490.8
Mining and income taxation	**(386.7)**	(89.7)	(811.5)	**(1,209.9)**	(3,098.4)
- Normal taxation	**(456.5)**	(135.9)	(691.8)	**(1,253.2)**	(1,960.5)
- Deferred taxation	**69.8**	46.2	(119.7)	**43.3**	(1,137.9)
Net profit/(loss) from continuing operations	**86.3**	(1,235.1)	1,070.6	**(841.9)**	2,392.4
Net profit from discontinued operations	**-**	-	424.5	**2,553.8**	2,987.1
Net profit from discontinued operations	**-**	-	424.5	**489.9**	2,987.1
Net profit on distribution of discontinued operations	**-**	-	-	**2,063.9**	-
Net profit/(loss)	**86.3**	(1,235.1)	1,495.1	**1,711.9**	5,379.5
Attributable to:					
- Owners of the parent	**63.0**	(1,169.4)	1,421.9	**1,683.2**	5,203.1
- Non-controlling interest	**23.3**	(65.7)	73.1	**28.7**	176.3
Non-recurring items:					
Profit on sale of investments	**123.7**	2.3	226.2	**126.0**	226.2
Profit on sale of assets	**1.3**	0.5	-	**2.6**	2.0
Restructuring costs	**(51.9)**	(76.2)	(47.7)	**(175.3)**	(123.7)
Impairment of stockpiles	**(15.9)**	(538.7)	-	**(554.6)**	-
Impairment of investments and assets	**(102.2)**	(621.6)	(1.6)	**(736.6)**	(92.8)
Other	**(26.1)**	(83.9)	(18.6)	**(440.5)**	(18.6)
Total non-recurring items	**(71.1)**	(1,317.6)	158.3	**(1,778.4)**	(6.9)
Taxation	**(1.5)**	415.6	21.6	**431.3**	44.8
Net non-recurring items after tax and non-controlling interests	**(72.6)**	(902.0)	179.9	**(1,347.1)**	37.9
Net earnings/(loss) from continuing operations	**63.0**	(1,169.4)	997.4	**(870.6)**	2,215.8
Net earnings from discontinued operations	**-**	-	424.6	**2,553.8**	2,987.4
Net earnings/(loss) per share (cents) from continuing operations	**7**	(159)	137	**(120)**	305
Net earnings per share (cents) from discontinued operations	**-**	-	58	**349**	411
Diluted earnings/(loss) per share (cents) from continuing operations	**7**	(159)	137	**(120)**	304
Diluted earnings per share (cents) from discontinued operations	**-**	-	57	**348**	410
Headline earnings/(loss) from continuing operations	**63.6**	(762.9)	773.0	**(453.7)**	2,081.2
Headline earnings from discontinued operations	**-**	-	424.3	**489.7**	2,986.8
Headline earnings/(loss) per share (cents) from continuing operations	**9**	(105)	106	**(62)**	286
Headline earnings per share (cents) from discontinued operations	**-**	-	59	**67**	411
Diluted headline earnings/(loss) per share (cents) from continuing operations	**9**	(105)	105	**(63)**	285
Diluted headline earnings per share (cents) from discontinued operations	**-**	-	58	**67**	409
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	**120.0**	(311.9)	859.6	**415.6**	2,265.2
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	**17**	(43)	118	**57**	312
Gold sold – managed kg	**16,175**	14,441	16,095	**46,026**	48,818
Gold price received R/kg	**422,065**	418,108	441,690	**435,048**	423,770
Total cash cost R/kg	**247,755**	259,405	210,724	**246,691**	198,955

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS		Quarter		Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Net profit/(loss)	**3.8**	(143.9)	179.3	**181.5**	669.9
Other comprehensive income/(expenses) net of tax	**94.9**	(369.2)	107.7	**(539.6)**	(19.5)
Marked to market valuation of listed investments	**(6.5)**	(5.4)	(12.0)	**(10.4)**	(5.6)
Currency translation adjustments and other	**99.2**	(365.1)	118.2	**(531.9)**	(16.0)
Deferred taxation on marked to market valuation of listed investments	**2.2**	1.3	1.5	**2.7**	2.1
Total comprehensive income/(expenses)	**98.7**	(513.1)	287.0	**(358.1)**	650.4
Attributable to:					
- Owners of the parent	**96.3**	(506.7)	277.8	**(362.2)**	614.4
- Non-controlling interest	**2.4**	(6.4)	9.2	**4.1**	36.0
	98.7	(513.1)	287.0	**(358.1)**	650.4

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND		Quarter		Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Net profit/(loss)	**86.3**	(1,235.1)	1,495.1	**1,711.9**	5,379.5
Other comprehensive (expenses)/income net of tax	**(366.5)**	338.2	137.0	**1,553.6**	677.6
Marked to market valuation of listed investments	**(62.5)**	(49.4)	(95.3)	**(98.2)**	(45.0)
Currency translation adjustments and other	**(325.3)**	376.3	219.8	**1,625.9**	705.5
Deferred taxation on marked to market valuation of listed investments	**21.3**	11.3	12.5	**25.9**	17.1
Total comprehensive (expenses)/income	**(280.2)**	(896.9)	1,632.1	**3,265.5**	6,057.1
Attributable to:					
- Owners of the parent	**(244.8)**	(1,022.9)	1,577.8	**2,951.4**	5,735.8
- Non-controlling interest	**(35.4)**	126.0	54.3	**314.1**	321.3
	(280.2)	(896.9)	1,632.1	**3,265.5**	6,057.1

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS		SOUTH AFRICAN RAND	
	September 2013	Restated December 2012	September 2013	Restated December 2012
Property, plant and equipment	**5,909.0**	6,258.4	**58,321.7**	53,633.8
Goodwill	**451.8**	520.3	**4,458.9**	4,458.9
Non-current assets	**117.0**	106.3	**1,154.7**	910.6
Investments	**253.1**	270.5	**2,497.8**	2,318.1
Deferred taxation	**38.6**	41.6	**380.9**	356.0
Current assets	**1,219.4**	3,875.5	**12,036.0**	33,212.9
- Other current assets	**724.3**	887.3	**7,149.0**	7,604.1
- Cash and deposits	**495.1**	606.3	**4,887.0**	5,195.6
- Assets held for distribution	**-**	2,381.9	**-**	20,413.2
Total assets	**7,988.9**	11,072.6	**78,850.0**	94,890.3
Shareholders' equity	**4,547.8**	6,191.0	**44,886.0**	53,056.5
Deferred taxation	**566.2**	589.5	**5,588.1**	5,052.0
Long-term loans	**2,030.7**	1,828.8	**20,043.0**	15,672.9
Environmental rehabilitation provisions	**243.1**	248.8	**2,399.4**	2,131.6
Other long-term provisions	**11.0**	13.9	**108.8**	119.0
Current liabilities	**590.1**	2,200.6	**5,824.7**	18,858.3
- Other current liabilities	**474.1**	719.3	**4,679.4**	6,164.1
- Current portion of long-term loans	**116.0**	40.0	**1,145.3**	342.8
- Liabilities held for distribution	**-**	1,441.3	**-**	12,351.4
Total equity and liabilities	**7,988.9**	11,072.6	**78,850.0**	94,890.3
US dollar conversion rate/South African rand	**9.87**	8.57		
South African rand/Australian dollar conversion rate	**9.28**	8.92		
Net debt	**1,651.6**	1,262.5	**16,301.3**	10,820.1

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2012	**4,599.9**	**(700.8)**	**2,093.2**	**210.5**	**6,202.8**
Prior year adjustment	-	-	(10.6)	(1.2)	**(11.8)**
Total comprehensive (expenses)/income	-	(540.7)	178.5	4.1	**(358.1)**
Profit for the period	-	-	178.5	3.0	**181.5**
Other comprehensive (expenses)/income	-	(540.7)	-	1.1	**(539.6)**
Dividends paid	-	-	(61.2)	(0.8)	**(62.0)**
Distribution in specie	(1,256.9)	-	-	-	**(1,256.9)**
Share-based payments	-	41.9	-	-	**41.9**
Transactions with non-controlling interest	-	-	-	(1.2)	**(1.2)**
Loans received from non-controlling interest	-	-	-	5.2	**5.2**
Purchase of non-controlling interest	-	-	(4.1)	(8.7)	**(12.8)**
Exercise of employee share options	0.7	-	-	-	**0.7**
Balance as at 30 September 2013	**3,343.7**	**(1,199.6)**	**2,195.8**	**207.9**	**4,547.8**

SOUTH AFRICAN RAND

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2012	**31,542.3**	**3,773.2**	**16,038.0**	**1,803.9**	**53,157.4**
Prior year adjustment	-	(25.0)	(66.3)	(9.6)	**(100.9)**
Total comprehensive income	-	1,268.2	1,683.2	314.1	**3,265.5**
Profit for the period	-	-	1,683.2	28.7	**1,711.9**
Other comprehensive income	-	1,268.2	-	285.4	**1,553.6**
Dividends paid	-	-	(557.9)	(7.3)	**(565.2)**
Distribution in specie	(11,186.9)	-	-	-	**(11,186.9)**
Share-based payments	-	394.6	-	-	**394.6**
Transactions with non-controlling interest	-	-	-	(11.3)	**(11.3)**
Loans received from non-controlling interest	-	-	-	48.3	**48.3**
Purchase of non-controlling interest	-	-	(36.4)	(85.7)	**(122.1)**
Exercise of employee share options	6.6	-	-	-	**6.6**
Balance as at 30 September 2013	**20,362.0**	**5,411.0**	**17,060.6**	**2,052.4**	**44,886.0**

UNITED STATES DOLLARS

Restated	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**
Prior year adjustment	-	0.3	(20.9)	-	**(20.6)**
Total comprehensive (expenses)/income	-	(33.4)	647.8	36.0	**650.4**
Profit for the period	-	-	647.8	22.0	**669.9**
Other comprehensive (expenses)/income	-	(33.4)	-	14.0	**(19.4)**
Dividends declared	-	-	(364.2)	(3.5)	**(367.7)**
Share-based payments	-	63.1	-	-	**63.1**
Transactions with non-controlling interest	-	-	(8.3)	0.1	**(8.2)**
Loans received from non-controlling interest	-	-	-	21.4	**21.4**
Exercise of employee share options	1.8	-	-	-	**1.8**
Balance as at 30 September 2012	**4,599.7**	**(575.6)**	**2,029.2**	**198.5**	**6,251.8**

SOUTH AFRICAN RAND

Restated	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**
Prior year adjustment	-	(16.3)	(151.2)	-	**(167.5)**
Total comprehensive income	-	532.7	5,203.1	321.3	**6,057.1**
Profit for the period	-	-	5,203.1	176.3	**5,379.5**
Other comprehensive income	-	532.7	-	145.0	**677.7**
Dividends declared	-	-	(2,846.3)	(28.9)	**(2,875.2)**
Share-based payments	-	506.4	-	-	**506.4**
Transactions with non-controlling interest	-	-	(68.9)	0.7	**(68.2)**
Loans received from non-controlling interest	-	-	-	174.2	**174.2**
Exercise of employee share options	14.1	-	-	-	**14.1**
Balance as at 30 September 2012	**31,540.4**	**3,088.3**	**15,431.8**	**1,641.9**	**51,702.4**

Statement of cash flows

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Cash flows from operating activities	**159.2**	**(42.4)**	**165.6**	**347.1**	**1,035.5**
Profit before royalties, tax and non-recurring items	**72.0**	33.1	235.1	**293.6**	768.6
Non-recurring items	**(2.2)**	(142.8)	19.9	**(188.8)**	(1.0)
Amortisation and depreciation	**148.4**	143.2	121.1	**428.1**	356.7
South Deep BEE dividend paid	**-**	(2.2)	-	**(2.2)**	(2.5)
Change in working capital	**13.9**	(56.6)	(139.5)	**12.1**	(153.9)
Royalties and taxation paid	**(58.5)**	(141.1)	(99.6)	**(335.0)**	(372.0)
Other non-cash items	**(14.4)**	124.0	(12.6)	**108.4**	25.8
Cash generated by/(utilised in) continuing operations	**159.2**	(42.4)	124.5	**316.2**	621.8
Cash generated by discontinued operations	**-**	-	41.0	**30.9**	413.7
Dividends paid	**-**	-	**(146.0)**	**(62.0)**	**(370.7)**
Owners of the parent	**-**	-	(142.7)	**(61.2)**	(364.2)
Non-controlling interest holders	**-**	-	(3.3)	**(0.8)**	(6.5)
Cash flows from investing activities	**(165.5)**	**(187.5)**	**(380.5)**	**(664.6)**	**(1,246.5)**
Capital expenditure – additions	**(155.6)**	(187.2)	(331.5)	**(587.2)**	(894.1)
Capital expenditure – proceeds on disposal	**0.1**	0.1	1.0	**0.3**	1.0
Payment to FSE	**-**	-	-	**-**	(110.0)
Payment to Bezant	**-**	-	-	**(10.0)**	-
La Cima non-controlling interest buy-out	**(12.8)**	-	-	**(12.8)**	-
Barrick Yilgarn asset purchase deposit	**(30.0)**	-	-	**(30.0)**	-
Talas non-controlling interest buy-out	**-**	-	(10.0)	**-**	(10.0)
Purchase of investments	**-**	(0.9)	-	**(2.5)**	(0.8)
Proceeds on disposal of investments	**33.4**	1.4	64.0	**35.0**	65.1
Environmental payments	**(0.6)**	(0.9)	(0.4)	**(2.5)**	(2.7)
Cash utilised in continuing operations	**(165.5)**	(187.5)	(276.9)	**(609.7)**	(951.4)
Cash utilised in discontinued operations	**-**	-	(103.6)	**(54.9)**	(295.0)
Cash flows from financing activities	**43.5**	**131.4**	**33.9**	**329.7**	**310.3**
Loans received	**122.0**	141.1	-	**3,095.8**	906.3
Loans repaid	**(80.2)**	(10.0)	(193.0)	**(2,811.0)**	(963.0)
Non-controlling interest holders' loans received	**1.7**	-	11.4	**5.2**	21.4
Shares issued	**-**	0.3	0.3	**0.7**	1.8
Cash generated by/(utilised in) continuing operations	**43.5**	131.4	(181.3)	**290.7**	(33.5)
Cash generated by discontinued operations	**-**	-	215.2	**39.0**	343.8
Net cash inflow/(outflow)	**37.2**	**(98.5)**	**(327.0)**	**(49.8)**	**(271.3)**
Net cash inflow/(outflow) from continuing operations	**37.2**	(98.5)	(479.7)	**(64.8)**	(733.8)
Net cash inflow from discontinued operations	**-**	-	152.6	**15.0**	462.5
Cash distributed on unbundling of Sibanye	**-**	-	-	**(106.4)**	-
Translation adjustment	**15.2**	(27.3)	26.2	**(4.3)**	21.3
Cash at beginning of period	**442.7**	568.5	794.8	**655.6**	744.0
Cash at end of period	**495.1**	**442.7**	**494.0**	**495.1**	**494.0**
* Cash flow from operating activities less capital expenditure additions for continuing operations	**3.6**	**(229.6)**	**(207.0)**	**(271.0)**	**(272.2)**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter			Nine months to	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Cash flows from operating activities	**1,631.5**	(382.4)	1,394.4	**3,387.8**	8,299.5
Profit before royalties, tax and non-recurring items	741.2	349.9	1,949.2	2,768.3	6,173.8
Non-recurring items	(71.1)	(1,317.6)	158.3	(1,778.4)	(6.9)
Amortisation and depreciation	1,473.5	1,345.6	998.8	4,032.9	2,864.5
South Deep BEE dividend paid	-	(20.0)	-	(20.0)	(20.0)
Change in working capital	131.1	(504.9)	(1,122.8)	114.2	(1,237.6)
Royalties and taxation paid	(621.7)	(1,367.7)	(839.2)	(3,112.7)	(2,996.6)
Other non-cash items	(21.5)	1,132.3	(97.5)	1,101.9	206.7
Cash generated by/(utilised in) continuing operations	1,631.5	(382.4)	1,046.8	3,106.2	4,983.9
Cash generated by discontinued operations	-	-	347.6	281.6	3,315.6
Dividends paid	**-**	-	(1,195.9)	**(565.2)**	(2,899.3)
Owners of the parent	-	-	(1,169.0)	(557.9)	(2,846.3)
Non-controlling interest holders	-	-	(26.9)	(7.3)	(53.0)
Cash flows from investing activities	**(1,689.3)**	(1,779.2)	(3,141.5)	**(6,241.3)**	(9,961.1)
Capital expenditure – additions	(1,581.9)	(1,776.4)	(2,723.9)	(5,531.1)	(7,177.6)
Capital expenditure – proceeds on disposal	1.2	1.2	8.3	3.2	8.2
Payment to FSE	-	-	-	-	(833.8)
Payment to Bezant	-	-	-	(90.8)	-
La Cima non-controlling interest buy-out	(122.1)	-	-	(122.1)	(0.1)
Barrick Yilgarn asset purchase deposit	(307.2)	-	-	(307.2)	-
Talas non-controlling interest buy-out	-	-	(83.1)	-	(83.1)
Purchase of investments	-	(8.7)	-	(23.3)	(6.5)
Proceeds on disposal of investments	326.8	12.7	513.9	341.0	522.6
Environmental payments	(6.1)	(8.0)	(3.0)	(23.3)	(20.5)
Cash utilised in continuing operations	(1,689.3)	(1,779.2)	(2,287.8)	(5,753.6)	(7,590.8)
Cash utilised in discontinued operations	-	-	(853.7)	(487.7)	(2,370.3)
Cash flows from financing activities	**447.7**	1,283.4	284.2	**3,154.5**	2,399.8
Loans received	1,224.3	1,382.4	-	27,652.3	7,091.1
Loans repaid	(793.7)	(101.5)	(1,592.8)	(24,902.7)	(7,634.6)
Non-controlling interest holders' loans received	16.7	-	94.8	48.3	174.2
Shares issued	0.4	2.5	2.2	6.6	14.1
Cash generated by/(utilised in) continuing operations	447.7	1,283.4	(1,495.8)	2,804.5	(355.2)
Cash generated by discontinued operations	-	-	1,780.0	350.0	2,755.0
Net cash inflow/(outflow)	**389.9**	(878.2)	(2,658.8)	**(264.2)**	(2,161.1)
Net cash inflow/(outflow) from continuing operations	389.9	(878.2)	(3,932.7)	(408.1)	(5,861.4)
Net cash inflow from discontinued operations	-	-	1,273.9	143.9	3,700.3
Cash distributed on unbundling of Sibanye	-	-	-	(946.1)	-
Translation adjustment	3.4	95.8	75.2	478.8	197.1
Cash at beginning of period	4,493.7	5,276.1	6,668.6	5,618.5	6,049.0
Cash at end of period	**4,887.0**	4,493.7	4,085.0	**4,887.0**	4,085.0
* Cash flow from operating activities less capital expenditure additions for continuing operations	49.6	(2,158.8)	(1,677.1)	(2,424.9)	(2,193.7)

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year to date	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Net earnings/(loss) from continuing operations	**9.4**	**(128.5)**	**121.9**	**(92.6)**	**275.8**
Profit on sale of investments	(13.1)	(0.3)	(28.2)	(13.4)	(28.2)
Taxation effect on sale of investments	3.1	0.2	-	3.3	-
Profit on sale of assets	(0.2)	-	-	(0.3)	(0.2)
Taxation effect on sale of assets	0.1	-	-	0.1	0.1
Impairment of investments and assets	9.0	67.8	0.1	78.2	11.6
Taxation on impairment of investments and assets	(0.1)	(23.4)	-	(23.7)	-
Headline earnings/(loss) from continuing operations	**8.2**	**(84.2)**	**93.8**	**(48.4)**	**259.1**
Headline earnings/(loss) per share – cents	**1**	(12)	11	**(7)**	36
Based on headline earnings/(loss) as given above divided by 736,855,907 (June 2013 – 735,823,756 and September 2012 – 728,713,370) being the weighted average number of ordinary shares in issue.					

SOUTH AFRICAN RAND	Quarter			Year to date	
	September 2013	June 2013	Restated September 2012	September 2013	Restated September 2012
Net earnings/(loss) from continuing operations	**63.0**	**(1,169.4)**	**997.4**	**(870.6)**	**2,215.8**
Profit on sale of investments	(123.7)	(2.3)	(226.2)	(126.0)	(226.2)
Taxation effect on sale of investments	29.4	1.5	-	30.9	-
Profit on sale of assets	(1.3)	(0.5)	-	(2.6)	(2.0)
Taxation effect on sale of assets	0.4	0.2	0.2	0.8	0.8
Impairment of investments and assets	102.2	621.6	1.6	736.6	92.8
Taxation on impairment of investments and assets	(6.4)	(214.0)	-	(222.8)	-
Headline earnings/(loss) from continuing operations	**63.6**	**(762.9)**	**773.0**	**(453.7)**	**2,081.2**
Headline earnings/(loss) per share – cents	**9**	(105)	106	**(62)**	286
Based on headline earnings/(loss) as given above divided by 736,855,907 (June 2013 – 735,823,756 and September 2012 – 728,713,370) being the weighted average number of ordinary shares in issue.					

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward exchange contracts*

Outstanding contracts at the end of September 2013 were as follows:

In May 2013, US$120 million of expected gold revenue for the September and December 2013 quarters was sold forward on behalf of South Deep at an average forward rate of R9.9732, with monthly deliveries of US$20 million starting 22 July 2013 until 21 December 2013.

The mark to market value at the end of September 2013 was positive US$0.4 million.

Diesel hedge
Australia

On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115.00 per barrel.

At end of September 2013 the mark to market value on 52,500 barrels was positive US$0.5 million.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder
The table below shows the debt maturity profile of Gold Fields reflecting its dollar and rand facilities.

Figures are in millions unless otherwise stated

	31 Dec 2013	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Uncommitted and committed loan facilities (including US$ bond)					
US dollar million	10.0	75.0	750.0	1,709.7	**2,544.7**
Rand million	1,298.0	-	-	2,000.0	**3,298.0**
Rand debt translated to dollar	131.5	-	-	202.6	**334.1**
Total (US$'m)	**141.5**	**75.0**	**750.0**	**1,912.3**	**2,878.8**
Utilisation – Uncommitted and committed loan facilities (including US$ bond)					
US dollar million	10.0	75.0	750.0	1,118.7	**1,953.7**
Rand million	405.0	-	-	1,500.0	**1,905.0**
Rand debt translated to dollar	41.0	-	-	152.0	**193.0**
Total (US$'m)	**51.0**	**75.0**	**750.0**	**1,270.7**	**2,146.7**

Exchange rate: US$1 = R9.87 being the closing rate at the end of the September 2013 quarter.

Total cash cost
Gold Industry Standards Basis

Figures are in US dollar millions unless otherwise stated

		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region		
				Ghana			Peru	Australia		
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)	(109.4)	(83.0)	(26.4)
	June 2013	(397.0)	(84.9)	(150.0)	(116.2)	(33.8)	(39.1)	(122.9)	(89.2)	(33.7)
	Year to date	(1,195.1)	(245.0)	(476.4)	(355.2)	(121.1)	(123.0)	(350.6)	(257.8)	(92.8)
Gold-in-process and inventory change*	September 2013	(2.7)	-	(3.9)	(9.6)	5.7	1.5	(0.3)	(1.8)	1.5
	June 2013	(0.6)	-	(9.6)	(8.2)	(1.4)	7.3	1.7	1.9	(0.2)
	Year to date	(0.5)	-	(14.7)	(26.0)	11.3	12.9	1.2	(1.4)	2.6
Less: Rehabilitation costs	September 2013	(3.0)	(0.4)	(1.4)	(1.2)	(0.2)	(0.3)	(0.9)	(0.7)	(0.2)
	June 2013	(3.1)	(0.3)	(1.6)	(1.3)	(0.3)	(0.2)	(1.0)	(0.8)	(0.2)
	Year to date	(9.3)	(1.1)	(4.5)	(3.8)	(0.7)	(0.8)	(3.0)	(2.4)	(0.6)
General and admin	September 2013	(14.0)	(1.7)	(6.9)	(5.4)	(1.5)	(0.3)	(5.1)	(3.3)	(1.8)
	June 2013	(15.1)	(1.4)	(7.1)	(5.6)	(1.5)	(0.3)	(6.3)	(3.9)	(2.3)
	Year to date	(47.0)	(4.7)	(23.2)	(18.0)	(5.2)	(1.6)	(17.6)	(11.5)	(6.0)
Plus: Royalties	September 2013	(19.6)	(0.5)	(12.9)	(10.8)	(2.1)	(0.8)	(5.3)	(3.4)	(1.9)
	June 2013	(18.7)	(0.6)	(12.1)	(9.8)	(2.3)	(1.3)	(4.8)	(3.3)	(1.4)
	Year to date	(66.0)	(1.6)	(42.4)	(34.5)	(7.9)	(6.2)	(15.8)	(10.9)	(4.9)
TOTAL CASH COST[2]	September 2013	(401.5)	(82.2)	(170.0)	(129.7)	(40.3)	(40.3)	(109.1)	(84.2)	(24.9)
	June 2013	(398.1)	(83.8)	(163.0)	(127.3)	(35.7)	(32.6)	(118.8)	(85.9)	(32.9)
	Year to date	(1,205.3)	(240.9)	(505.8)	(394.0)	(111.8)	(113.9)	(344.7)	(256.2)	(88.5)
Plus: Amortisation*	September 2013	(148.7)	(28.7)	(46.0)	(36.7)	(9.3)	(12.5)	(61.5)		
	June 2013	(140.8)	(26.3)	(41.8)	(34.0)	(7.8)	(9.7)	(63.1)		
	Year to date	(426.8)	(76.8)	(128.7)	(103.7)	(24.9)	(33.2)	(188.2)		
Rehabilitation	September 2013	(3.0)	(0.4)	(1.4)	(1.2)	(0.2)	(0.3)	(0.9)		
	June 2013	(3.1)	(0.3)	(1.6)	(1.3)	(0.3)	(0.2)	(1.0)		
	Year to date	(9.3)	(1.1)	(4.5)	(3.8)	(0.7)	(0.8)	(3.0)		
TOTAL PRODUCTION COST[3]	September 2013	(553.2)	(111.3)	(217.4)	(167.6)	(49.8)	(53.1)	(171.5)		
	June 2013	(542.0)	(110.4)	(206.4)	(162.6)	(43.8)	(42.4)	(182.8)		
	Year to date	(1,641.4)	(318.7)	(639.0)	(501.5)	(137.4)	(147.9)	(535.8)		
Gold sold – thousand ounces	September 2013	520.0	81.9	195.5	162.9	32.6	93.6	149.1	103.8	45.2
	June 2013	464.3	77.8	171.0	139.2	31.8	64.7	150.8	97.7	53.0
	Year to date	1,479.8	222.7	580.0	472.2	107.7	231.5	445.6	303.6	142.0
TOTAL CASH COST – US$/oz	September 2013	772	1,004	869	796	1,235	430	732	811	549
	June 2013	857	1,077	953	915	1,123	503	788	879	619
	Year to date	815	1,082	872	834	1,038	492	774	844	624
TOTAL CASH COST – R/kg	September 2013	247,755	322,054	278,954	255,513	396,335	138,124	234,820	260,326	176,286
	June 2013	259,405	325,701	288,453	276,736	339,763	152,176	238,283	265,927	187,351
	Year to date	246,691	327,693	264,139	252,669	314,421	148,931	234,303	255,565	188,836
TOTAL PRODUCTION COST– US$/oz	September 2013	1,064	1,359	1,112	1,029	1,526	567	1,151	-	-
	June 2013	1,167	1,419	1,207	1,168	1,378	656	1,212	-	-
	Year to date	1,109	1,431	1,102	1,062	1,276	639	1,203	-	-
TOTAL PRODUCTION COST– R/kg	September 2013	341,340	435,930	356,670	330,095	489,769	181,993	369,238	-	-
	June 2013	353,191	429,334	364,178	353,401	416,750	198,432	366,736	-	-
	Year to date	335,942	433,523	333,697	321,613	386,388	193,397	364,207	-	-

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R9.98 and US$1 = R9.41 for the September 2013 and June 2013 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	September 2013	**9,846**	**609**	**6,044**	**5,085**	**959**	**1,716**
	June 2013	8,794	640	5,272	4,353	919	1,591
	Year to date	28,175	1,769	17,294	14,456	2,838	4,931
Yield (ounces per tonne)	September 2013	**0.053**	**0.134**	**0.032**	**0.032**	**0.034**	**0.053**
	June 2013	0.053	0.122	0.032	0.032	0.035	0.044
	Year to date	0.053	0.126	0.034	0.033	0.038	0.048
Gold produced (000 ounces)	September 2013	**517.2**	**81.9**	**195.5**	**162.9**	**32.6**	**90.7**
	June 2013	469.5	77.8	171.0	139.2	31.8	70.0
	Year to date	1,485.7	222.7	580.0	472.2	107.7	237.5
Gold sold (000 ounces)	September 2013	**520.0**	**81.9**	**195.5**	**162.9**	**32.6**	**93.6**
	June 2013	464.3	77.8	171.0	139.2	31.8	64.7
	Year to date	1,479.8	222.7	580.0	472.2	107.7	231.5
Gold price received (dollars per ounce)	September 2013	**1,315**	**1,326**	**1,331**	**1,330**	**1,335**	**1,265**
	June 2013	1,372	1,439	1,415	1,413	1,422	1,001
	Year to date	1,436	1,457	1,463	1,461	1,474	1,299
Total cash cost (dollars per ounce)	September 2013	**772**	**1,004**	**869**	**796**	**1,235**	**430**
	June 2013	857	1,077	953	915	1,123	503
	Year to date	815	1,082	872	834	1,038	492
Notional cash expenditure (dollar per ounce)	September 2013	**1,059**	**1,571**	**1,121**	**986**	**1,792**	**599**
	June 2013	1,227	1,871	1,207	1,123	1,576	781
	Year to date	1,183	1,853	1,189	1,110	1,538	695
Operating costs (dollar per tonne)	September 2013	**40**	**137**	**27**	**23**	**47**	**24**
	June 2013	45	132	29	27	37	25
	Year to date	42	139	28	25	43	25
All-in-sustaining costs (dollar per ounce)	September 2013	**1,077**	**1,446**	**1,224**	**1,124**	**1,727**	**(21)**
	June 2013	1,402	1,558	1,712	1,592	2,241	587
	Year to date	1,251	1,592	1,417	1,357	1,682	205
All-in-costs (dollar per ounce)	September 2013	**1,103**	**1,599**	**1,224**	**1,124**	**1,727**	**(21)**
	June 2013	1,462	1,894	1,712	1,592	2,241	587
	Year to date	1,298	1,879	1,417	1,357	1,682	205
Financial Results ($ million)							
Revenue	September 2013	**683.3**	**108.9**	**258.9**	**216.1**	**42.7**	**120.2**
	June 2013	637.1	111.9	241.9	196.6	45.3	64.8
	Year to date	2,125.6	324.5	848.8	689.9	158.8	300.9
Net operating costs	September 2013	**(400.4)**	**(83.7)**	**(166.3)**	**(125.8)**	**(40.6)**	**(40.1)**
	June 2013	(396.9)	(84.9)	(161.9)	(126.1)	(35.8)	(29.9)
	Year to date	(1,198.5)	(245.0)	(496.9)	(386.4)	(110.6)	(107.5)
- Operating costs	September 2013	**(396.2)**	**(83.7)**	**(161.5)**	**(115.9)**	**(45.5)**	**(41.6)**
	June 2013	(397.0)	(84.9)	(150.0)	(116.2)	(33.8)	(39.1)
	Year to date	(1,195.1)	(245.0)	(476.4)	(355.2)	(121.1)	(123.0)
- Gold inventory change	September 2013	**(4.2)**	**-**	**(4.9)**	**(9.9)**	**5.0**	**1.5**
	June 2013	-	-	(11.9)	(9.9)	(2.0)	9.2
	Year to date	(3.4)	-	(20.6)	(31.2)	10.6	15.5
Operating profit	September 2013	**282.9**	**25.2**	**92.5**	**90.3**	**2.2**	**80.1**
	June 2013	240.2	27.0	80.0	70.5	9.5	34.9
	Year to date	927.1	79.5	351.8	303.5	48.3	193.4
Amortisation of mining assets	September 2013	**(147.0)**	**(28.7)**	**(44.9)**	**(36.3)**	**(8.6)**	**(12.4)**
	June 2013	(141.7)	(26.3)	(39.7)	(32.5)	(7.2)	(11.6)
	Year to date	(423.9)	(76.8)	(122.8)	(98.6)	(24.2)	(35.8)
Net operating profit	September 2013	**136.1**	**(3.5)**	**47.6**	**54.1**	**(6.4)**	**67.7**
	June 2013	98.5	0.7	40.3	38.0	2.3	23.3
	Year to date	503.4	2.7	229.0	205.0	24.1	157.6
Other expenses	September 2013	**(12.0)**	**(0.8)**	**(3.7)**	**(2.3)**	**(1.5)**	**(3.4)**
	June 2013	(19.0)	(8.7)	(5.7)	(3.6)	(2.1)	(4.5)
	Year to date	(45.6)	(11.9)	(16.2)	(10.3)	(6.0)	(11.1)
Profit before royalties and taxation	September 2013	**124.1**	**(4.3)**	**43.9**	**51.8**	**(7.9)**	**64.2**
	June 2013	79.5	(8.0)	34.6	34.4	0.2	18.8
	Year to date	457.8	(9.2)	212.8	194.7	18.1	146.4
Royalties, mining and income taxation	September 2013	**(51.9)**	**2.3**	**(22.9)**	**(24.8)**	**1.9**	**(21.5)**
	June 2013	(22.3)	0.7	20.7	18.6	2.1	(29.8)
	Year to date	(180.4)	2.2	(59.9)	(52.5)	(7.4)	(78.7)
- Normal taxation	September 2013	**(86.0)**	**-**	**(16.5)**	**(16.5)**	**-**	**(19.1)**
	June 2013	2.5	-	14.3	10.1	4.2	(11.8)
	Year to date	(139.9)	-	(36.3)	(34.5)	(1.8)	(53.2)
- Royalties	September 2013	**(19.6)**	**(0.5)**	**(12.9)**	**(10.8)**	**(2.1)**	**(0.8)**
	June 2013	(18.7)	(0.6)	(12.1)	(9.8)	(2.3)	(1.3)
	Year to date	(66.0)	(1.6)	(42.4)	(34.5)	(7.9)	(6.2)
- Deferred taxation	September 2013	**53.6**	**2.8**	**6.5**	**2.4**	**4.1**	**(1.6)**
	June 2013	(6.1)	1.3	18.5	18.3	0.2	(16.8)
	Year to date	25.5	3.8	18.8	16.4	2.4	(19.3)
Profit before non-recurring items	September 2013	**72.2**	**(2.0)**	**20.9**	**27.0**	**(6.0)**	**42.8**
	June 2013	57.2	(7.3)	55.3	53.0	2.2	(11.0)
	Year to date	277.4	(7.0)	152.8	142.2	10.7	67.8
Non-recurring items	September 2013	**(5.1)**	**(1.3)**	**(2.4)**	**(0.8)**	**(1.6)**	**-**
	June 2013	(130.6)	(2.2)	(127.8)	(112.1)	(15.7)	-
	Year to date	(142.3)	(7.2)	(131.7)	(114.6)	(17.1)	(0.6)
Net profit	September 2013	**67.0**	**(3.3)**	**18.6**	**26.2**	**(7.6)**	**42.8**
	June 2013	(73.4)	(9.4)	(72.5)	(59.0)	(13.5)	(11.0)
	Year to date	135.0	(14.2)	21.3	27.6	(6.4)	67.2
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2013	**(29.9)**	**(2.7)**	**20.1**	**27.0**	**(6.9)**	**-**
	June 2013	11.9	(7.9)	11.4	14.4	(3.0)	(10.6)
	Year to date	231.9	(9.4)	108.5	103.6	4.9	68.1
Capital expenditure	September 2013	**(151.3)**	**(44.9)**	**(57.7)**	**(44.8)**	**(12.9)**	**(12.7)**
	June 2013	(179.1)	(60.7)	(56.4)	(40.0)	(16.4)	(15.6)
	Year to date	(562.7)	(167.5)	(213.3)	(168.8)	(44.5)	(42.0)

Average exchange rates were US$1 = R9.98 and US$1 = R9.41 for the September 2013 and June 2013 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.13 and A$1 = R9.42 for the September 2013 and June 2013 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Australasia Region#			AUSTRALIAN DOLLARS		
		Australia			**Australasia Region#**		
		Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results							
Ore milled/treated (000 tonnes)	September 2013	**1,477**	**1,250**	**227**	**1,477**	**1,250**	**227**
	June 2013	1,291	1,073	218	1,291	1,073	218
	Year to date	4,181	3,556	625	4,181	3,556	625
Yield (ounces per tonne)	September 2013	**0.101**	**0.083**	**0.199**	**0.101**	**0.083**	**0.199**
	June 2013	0.117	0.091	0.243	0.117	0.091	0.243
	Year to date	0.107	0.085	0.227	0.107	0.085	0.227
Gold produced (000 ounces)	September 2013	**149.1**	**103.8**	**45.2**	**149.1**	**103.8**	**45.2**
	June 2013	150.8	97.7	53.0	150.8	97.7	53.0
	Year to date	445.5	303.6	142.0	445.5	303.6	142.0
Gold sold (000 ounces)	September 2013	**149.1**	**103.8**	**45.2**	**149.1**	**103.8**	**45.2**
	June 2013	150.8	97.7	53.0	150.8	97.7	53.0
	Year to date	445.6	303.6	142.0	445.6	303.6	142.0
Gold price received (dollars per ounce)	September 2013	**1,320**	**1,320**	**1,321**	**1,443**	**1,443**	**1,444**
	June 2013	1,449	1,444	1,457	1,452	1,450	1,456
	Year to date	1,462	1,462	1,462	1,489	1,489	1,489
Total cash cost (dollars per ounce)	September 2013	**732**	**811**	**549**	**800**	**887**	**601**
	June 2013	788	879	619	787	878	619
	Year to date	774	844	624	788	859	635
Notional cash expenditure (dollar per ounce)	September 2013	**975**	**1,037**	**832**	**1,066**	**1,134**	**910**
	June 2013	1,123	1,256	879	1,122	1,255	878
	Year to date	1,101	1,198	894	1,121	1,220	910
Operating costs (dollar per tonne)	September 2013	**74**	**66**	**118**	**81**	**73**	**129**
	June 2013	95	83	155	95	83	155
	Year to date	84	72	149	85	74	151
All-in-sustaining costs (dollar per ounce)	September 2013	**1,033**	**1,116**	**842**	**1,129**	**1,220**	**920**
	June 2013	1,151	1,278	918	1,150	1,276	916
	Year to date	1,148	1,259	913	1,169	1,282	930
All-in-costs (dollar per ounce)	September 2013	**1,033**	**1,116**	**842**	**1,129**	**1,220**	**920**
	June 2013	1,151	1,278	918	1,150	1,276	916
	Year to date	1,148	1,259	913	1,169	1,282	930
Financial Results ($ million)							
Revenue	September 2013	**195.5**	**136.4**	**59.1**	**215.3**	**149.9**	**65.4**
	June 2013	218.4	141.1	77.3	219.0	141.7	77.3
	Year to date	651.5	443.9	207.6	663.5	452.1	211.4
Net operating costs	September 2013	**(110.2)**	**(85.7)**	**(24.4)**	**(120.7)**	**(93.5)**	**(27.2)**
	June 2013	(120.2)	(86.4)	(33.8)	(120.4)	(86.5)	(33.9)
	Year to date	(348.9)	(259.9)	(88.9)	(355.4)	(264.7)	(90.7)
- Operating costs	September 2013	**(109.4)**	**(83.0)**	**(26.4)**	**(120.0)**	**(90.7)**	**(29.3)**
	June 2013	(122.9)	(89.2)	(33.7)	(123.0)	(89.2)	(33.8)
	Year to date	(350.6)	(257.8)	(92.8)	(357.1)	(262.5)	(94.6)
- Gold inventory change	September 2013	**(0.7)**	**(2.7)**	**2.0**	**(0.7)**	**(2.8)**	**2.1**
	June 2013	2.7	2.8	(0.1)	2.6	2.7	(0.1)
	Year to date	1.7	(2.1)	3.8	1.7	(2.2)	3.9
Operating profit	September 2013	**85.3**	**50.7**	**34.6**	**94.6**	**56.4**	**38.2**
	June 2013	98.2	54.8	43.5	98.6	55.3	43.3
	Year to date	302.6	184.0	118.7	308.1	187.4	120.7
Amortisation of mining assets	September 2013	**(61.1)**			**(66.8)**		
	June 2013	(64.1)			(64.2)		
	Year to date	(188.6)			(192.1)		
Net operating profit	September 2013	**24.2**			**27.8**		
	June 2013	34.1			34.4		
	Year to date	114.0			116.0		
Other expenses	September 2013	**(4.0)**			**(4.1)**		
	June 2013	-			(0.1)		
	Year to date	(6.3)			(6.4)		
Profit before royalties and taxation	September 2013	**20.2**			**23.7**		
	June 2013	34.1			34.3		
	Year to date	107.7			109.6		
Royalties, mining and income taxation	September 2013	**(9.8)**			**(11.2)**		
	June 2013	(13.9)			(14.0)		
	Year to date	(44.0)			(44.8)		
- Normal taxation	September 2013	**(50.4)**			**(51.4)**		
	June 2013	-			-		
	Year to date	(50.4)			(51.4)		
- Royalties	September 2013	**(5.3)**			**(5.8)**		
	June 2013	(4.8)			(4.8)		
	Year to date	(15.8)			(16.1)		
- Deferred taxation	September 2013	**46.0**			**46.0**		
	June 2013	(9.1)			(9.2)		
	Year to date	22.3			22.7		
Profit before non-recurring items	September 2013	**10.5**			**12.5**		
	June 2013	20.3			20.3		
	Year to date	63.8			64.8		
Non-recurring items	September 2013	**(1.5)**			**(1.5)**		
	June 2013	(0.7)			(0.8)		
	Year to date	(2.9)			(2.9)		
Net profit	September 2013	**9.0**			**11.0**		
	June 2013	19.5			19.5		
	Year to date	60.9			61.9		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2013	**12.4**			**14.5**		
	June 2013	19.1			19.3		
	Year to date	64.5			65.7		
Capital expenditure	September 2013	**(35.9)**	**(24.7)**	**(11.2)**	**(40.3)**	**(28.0)**	**(12.2)**
	June 2013	(46.5)	(33.6)	(12.9)	(46.7)	(33.9)	(12.8)
	Year to date	(139.8)	(105.8)	(34.0)	(142.4)	(107.7)	(34.6)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	**September 2013**	**9,846**	**609**	**6,044**	**5,085**	**959**	**1,716**
	June 2013	8,794	640	5,272	4,353	919	1,591
	Year to date	28,175	1,769	17,294	14,456	2,838	4,931
Yield (grams per tonne)	**September 2013**	**1.6**	**4.2**	**1.0**	**1.0**	**1.1**	**1.6**
	June 2013	1.7	3.8	1.0	1.0	1.1	1.4
	Year to date	1.6	3.9	1.0	1.0	1.2	1.5
Gold produced (kilograms)	**September 2013**	**16,085**	**2,547**	**6,082**	**5,068**	**1,014**	**2,820**
	June 2013	14,604	2,420	5,318	4,329	989	2,176
	Year to date	46,211	6,926	18,039	14,688	3,351	7,387
Gold sold (kilograms)	**September 2013**	**16,175**	**2,547**	**6,082**	**5,068**	**1,014**	**2,910**
	June 2013	14,441	2,420	5,318	4,329	989	2,013
	Year to date	46,026	6,926	18,039	14,688	3,351	7,202
Gold price received (Rand per kilogram)	**September 2013**	**422,065**	**425,559**	**427,096**	**426,875**	**428,205**	**405,842**
	June 2013	418,108	434,380	433,246	432,294	437,412	309,290
	Year to date	435,048	441,380	443,223	442,477	446,494	393,516
Total cash cost (Rand per kilogram)	**September 2013**	**247,755**	**322,054**	**278,954**	**255,513**	**396,335**	**138,124**
	June 2013	259,405	325,701	288,453	276,736	339,763	152,176
	Year to date	246,691	327,693	264,139	252,669	314,421	148,931
Notional cash expenditure (Rand per kilogram)	**September 2013**	**340,976**	**504,047**	**359,613**	**316,477**	**574,970**	**192,356**
	June 2013	372,199	566,194	365,160	339,654	476,679	236,356
	Year to date	358,304	561,103	360,153	336,063	465,752	210,442
Operating costs (Rand per tonne)	**September 2013**	**401**	**1,366**	**266**	**227**	**469**	**241**
	June 2013	425	1,246	268	252	348	232
	Year to date	400	1,305	259	231	402	235
All-in-sustaining costs (Rand per kilogram)	**September 2013**	**345,714**	**464,500**	**392,788**	**360,499**	**553,989**	**(6,722)**
	June 2013	424,063	471,288	518,028	481,507	677,891	177,552
	Year to date	378,927	482,228	429,193	410,872	509,503	61,977
All-in-costs (Rand per kilogram)	**September 2013**	**353,979**	**513,149**	**392,788**	**360,499**	**553,989**	**(6,722)**
	June 2013	442,345	573,110	518,028	481,507	677,891	177,552
	Year to date	393,089	569,296	429,193	410,872	509,503	61,977
Financial Results (Rand million)							
Revenue	**September 2013**	**6,826.9**	**1,083.9**	**2,597.6**	**2,163.4**	**434.2**	**1,181.0**
	June 2013	6,037.9	1,051.2	2,304.0	1,871.4	432.6	622.6
	Year to date	20,023.5	3,057.0	7,995.3	6,499.1	1,496.2	2,834.1
Net operating costs	**September 2013**	**(3,986.6)**	**(832.1)**	**(1,656.1)**	**(1,254.9)**	**(401.2)**	**(396.3)**
	June 2013	(3,736.9)	(797.3)	(1,525.2)	(1,189.2)	(336.0)	(283.3)
	Year to date	(11,289.2)	(2,308.2)	(4,681.2)	(3,639.7)	(1,041.5)	(1,012.6)
- Operating costs	**September 2013**	**(3,947.9)**	**(832.1)**	**(1,605.7)**	**(1,156.2)**	**(449.5)**	**(414.2)**
	June 2013	(3,736.7)	(797.3)	(1,415.4)	(1,095.7)	(319.7)	(368.7)
	Year to date	(11,257.4)	(2,308.2)	(4,487.3)	(3,346.2)	(1,141.1)	(1,158.9)
- Gold inventory change	**September 2013**	**(38.7)**	**-**	**(50.4)**	**(98.7)**	**48.3**	**17.9**
	June 2013	(0.2)	-	(109.8)	(93.5)	(16.3)	85.4
	Year to date	(31.8)	-	(193.9)	(293.5)	99.6	146.3
Operating profit	**September 2013**	**2,840.3**	**251.8**	**941.5**	**908.5**	**33.0**	**784.7**
	June 2013	2,301.0	253.9	778.8	682.2	96.6	339.3
	Year to date	8,734.3	748.8	3,314.1	2,859.4	454.7	1,821.5
Amortisation of mining assets	**September 2013**	**(1,460.3)**	**(282.7)**	**(444.0)**	**(358.7)**	**(85.3)**	**(123.4)**
	June 2013	(1,331.4)	(246.8)	(372.7)	(304.7)	(68.0)	(109.1)
	Year to date	(3,993.6)	(723.1)	(1,156.7)	(928.6)	(228.1)	(337.2)
Net operating profit	**September 2013**	**1,380.0**	**(30.9)**	**497.5**	**549.8**	**(52.3)**	**661.3**
	June 2013	969.6	7.1	406.1	377.5	28.6	230.2
	Year to date	4,740.7	25.7	2,157.4	1,930.8	226.6	1,484.3
Other expenses	**September 2013**	**(121.6)**	**(10.7)**	**(38.4)**	**(23.6)**	**(14.8)**	**(34.2)**
	June 2013	(177.7)	(80.1)	(54.9)	(34.6)	(20.3)	(42.1)
	Year to date	(429.5)	(112.0)	(153.0)	(96.9)	(56.1)	(104.9)
Profit before royalties and taxation	**September 2013**	**1,258.4**	**(41.6)**	**459.1**	**526.2**	**(67.1)**	**627.1**
	June 2013	791.9	(73.0)	351.2	342.9	8.3	188.1
	Year to date	4,311.2	(86.3)	2,004.4	1,833.9	170.5	1,379.4
Royalties, mining and income taxation	**September 2013**	**(524.4)**	**21.3**	**(226.1)**	**(241.6)**	**15.5**	**(218.1)**
	June 2013	(231.0)	6.6	174.0	157.8	16.2	(279.9)
	Year to date	(1,699.2)	20.5	(564.6)	(494.8)	(69.8)	(741.0)
- Normal taxation	**September 2013**	**(824.8)**	**-**	**(160.8)**	**(160.3)**	**(0.5)**	**(189.0)**
	June 2013	8.6	-	121.9	85.3	36.6	(113.3)
	Year to date	(1,317.7)	-	(342.0)	(324.6)	(17.4)	(500.7)
- Royalties	**September 2013**	**(197.1)**	**(5.4)**	**(129.9)**	**(108.2)**	**(21.7)**	**(9.2)**
	June 2013	(177.7)	(5.3)	(115.2)	(93.6)	(21.6)	(12.2)
	Year to date	(622.0)	(15.3)	(399.8)	(325.0)	(74.8)	(58.2)
- Deferred taxation	**September 2013**	**497.5**	**26.7**	**64.6**	**26.9**	**37.7**	**(19.9)**
	June 2013	(61.9)	11.9	167.3	166.1	1.2	(154.4)
	Year to date	240.5	35.8	177.2	154.8	22.4	(182.1)
Profit before non-recurring items	**September 2013**	**734.0**	**(20.3)**	**233.0**	**284.6**	**(51.6)**	**409.0**
	June 2013	560.9	(66.4)	525.2	500.7	24.5	(91.8)
	Year to date	2,612.0	(65.8)	1,439.8	1,339.1	100.7	638.4
Non-recurring items	**September 2013**	**(86.1)**	**(14.4)**	**(57.4)**	**(38.5)**	**(18.9)**	**(0.2)**
	June 2013	(1,197.5)	(20.8)	(1,169.5)	(1,025.6)	(143.9)	-
	Year to date	(1,340.9)	(68.1)	(1,240.3)	(1,079.5)	(160.8)	(5.4)
Net profit	**September 2013**	**647.9**	**(34.7)**	**175.6**	**246.1**	**(70.5)**	**408.8**
	June 2013	(636.6)	(87.2)	(644.3)	(524.9)	(119.4)	(91.8)
	Year to date	1,271.1	(133.9)	199.5	259.6	(60.1)	633.0
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**September 2013**	**726.6**	**(26.6)**	**213.5**	**274.9**	**(61.4)**	**408.6**
	June 2013	146.9	(72.6)	124.6	148.2	(23.6)	(87.6)
	Year to date	2,183.7	(88.2)	1,022.5	976.0	46.5	641.9
Capital expenditure	**September 2013**	**(1,536.7)**	**(456.3)**	**(585.8)**	**(455.1)**	**(130.7)**	**(128.1)**
	June 2013	(1,698.9)	(571.2)	(541.8)	(388.3)	(153.5)	(146.3)
	Year to date	(5,300.2)	(1,578.0)	(2,009.5)	(1,589.9)	(419.6)	(395.9)

Operating and financial results

SOUTH AFRICAN RAND		Australasia Region[#]		
		Australia		
		Total	St Ives	Agnew
Operating Results				
Ore milled/treated (000 tonnes)	September 2013	**1,477**	**1,250**	**227**
	June 2013	1,291	1,073	218
	Year to date	4,181	3,556	625
Yield (grams per tonne)	September 2013	**3.1**	**2.6**	**6.2**
	June 2013	3.6	2.8	7.6
	Year to date	3.3	2.7	7.1
Gold produced (kilograms)	September 2013	**4,636**	**3,229**	**1,407**
	June 2013	4,690	3,040	1,650
	Year to date	13,859	9,443	4,416
Gold sold (kilograms)	September 2013	**4,636**	**3,229**	**1,407**
	June 2013	4,690	3,040	1,650
	Year to date	13,859	9,443	4,416
Gold price received (Rand per kilogram)	September 2013	**423,727**	**423,568**	**424,094**
	June 2013	439,254	438,914	439,879
	Year to date	442,824	442,825	442,822
Total cash cost (Rand per kilogram)	September 2013	**234,820**	**260,326**	**176,286**
	June 2013	238,283	265,927	187,351
	Year to date	234,303	255,565	188,836
Notional cash expenditure (Rand per kilogram)	September 2013	**312,843**	**332,770**	**267,110**
	June 2013	339,825	379,950	265,898
	Year to date	333,408	362,727	270,700
Operating costs (Rand per tonne)	September 2013	**742**	**663**	**1,175**
	June 2013	895	781	1,456
	Year to date	790	683	1,399
All-in-sustaining costs (Rand per kilogram)	September 2013	**331,366**	**358,231**	**270,082**
	June 2013	348,249	386,577	277,589
	Year to date	347,763	381,211	276,429
All-in-costs (Rand per kilogram)	September 2013	**331,366**	**358,231**	**270,082**
	June 2013	348,249	386,577	277,589
	Year to date	347,763	381,211	276,429
Financial Results (Rand million)				
Revenue	September 2013	**1,964.4**	**1,367.7**	**596.7**
	June 2013	2,060.1	1,334.3	725.8
	Year to date	6,137.1	4,181.6	1,955.5
Net operating costs	September 2013	**(1,102.1)**	**(854.7)**	**(247.4)**
	June 2013	(1,131.1)	(812.9)	(318.2)
	Year to date	(3,287.2)	(2,448.4)	(838.8)
- Operating costs	September 2013	**(1,095.9)**	**(829.2)**	**(266.7)**
	June 2013	(1,155.3)	(837.9)	(317.4)
	Year to date	(3,303.0)	(2,428.4)	(874.6)
- Gold inventory change	September 2013	**(6.2)**	**(25.5)**	**19.3**
	June 2013	24.2	25.0	(0.8)
	Year to date	15.8	(20.0)	35.8
Operating profit	September 2013	**862.3**	**513.0**	**349.3**
	June 2013	929.0	521.4	407.6
	Year to date	2,849.9	1,733.2	1,116.7
Amortisation of mining assets	September 2013	**(610.2)**		
	June 2013	(602.8)		
	Year to date	(1,776.6)		
Net operating profit	September 2013	**252.1**		
	June 2013	326.2		
	Year to date	1,073.3		
Other expenses	September 2013	**(38.3)**		
	June 2013	(0.6)		
	Year to date	(59.6)		
Profit before royalties and taxation	September 2013	**213.8**		
	June 2013	325.6		
	Year to date	1,013.7		
Royalties, mining and income taxation	September 2013	**(101.5)**		
	June 2013	(131.7)		
	Year to date	(414.1)		
- Normal taxation	September 2013	**(475.0)**		
	June 2013	-		
	Year to date	(475.0)		
- Royalties	September 2013	**(52.6)**		
	June 2013	(45.0)		
	Year to date	(148.7)		
- Deferred taxation	September 2013	**426.1**		
	June 2013	(86.7)		
	Year to date	209.6		
Profit before non-recurring items	September 2013	**112.3**		
	June 2013	193.9		
	Year to date	599.6		
Non-recurring items	September 2013	**(14.1)**		
	June 2013	(7.2)		
	Year to date	(27.1)		
Net profit	September 2013	**98.2**		
	June 2013	186.7		
	Year to date	572.5		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2013	**131.1**		
	June 2013	182.5		
	Year to date	(607.5)		
Capital expenditure	September 2013	**(366.5)**	**(254.6)**	**(111.9)**
	June 2013	(439.6)	(319.4)	(120.2)
	Year to date	(1,316.8)	(996.4)	(320.4)

[#] *As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.*

All-in-costs
Gold Industry Standards Basis

Figures are in US dollar million unless otherwise stated

		Total Group Continuing Operations	South Africa Region	West Africa Region		
				Ghana		
			South Deep[4]	Total	Tarkwa	Damang
Operating costs[1]	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)
	June 2013	(397.0)	(84.9)	(150.0)	(116.2)	(33.8)
	Year to date	(1,195.1)	(245.0)	(476.4)	(355.4)	(121.1)
Gold inventory change	September 2013	(4.2)	-	(4.9)	(9.9)	5.0
	June 2013	-	-	(11.9)	(9.9)	(2.0)
	Year to date	(3.4)	-	(20.6)	(31.2)	10.6
Inventory write-off	September 2013	-	-	-	-	-
	June 2013	(58.9)	-	(58.9)	(42.8)	(16.1)
	Year to date	(58.9)	-	(58.9)	(42.8)	(16.1)
Royalties	September 2013	(19.6)	(0.5)	(12.9)	(10.8)	(2.1)
	June 2013	(18.7)	(0.6)	(12.1)	(9.8)	(2.3)
	Year to date	(66.0)	(1.6)	(42.4)	(34.5)	(7.9)
Realised gains/losses on commodity cost hedges	September 2013	0.2	-	-	-	-
	June 2013	-				
	Year to date	0.3	-	-	-	-
Community/social responsibility costs	September 2013	(1.9)	(0.7)	0.6	0.7	(0.1)
	June 2013	(3.0)	(0.2)	(1.0)	(0.9)	(0.1)
	Year to date	(7.7)	(1.1)	(1.9)	(1.5)	(0.4)
Non-cash remuneration – share-based payments	September 2013	(11.7)	(1.1)	(2.1)	(1.5)	(0.6)
	June 2013	(12.4)	(1.2)	(2.1)	(1.5)	(0.6)
	Year to date	(37.3)	(3.6)	(6.3)	(4.5)	(1.7)
By-product credits	September 2013	58.5	-	0.1	-	0.1
	June 2013	31.6	0.4	0.4	0.4	-
	Year to date	142.9	0.6	0.5	0.4	0.1
Rehabilitation amortisation and interest	September 2013	(2.9)	-	(1.0)	(0.9)	(0.1)
	June 2013	(2.4)	(0.2)	(0.8)	(0.8)	-
	Year to date	(7.8)	(0.3)	(2.7)	(2.6)	(0.1)
Sustaining capital expenditure	September 2013	(138.8)	(32.4)	(57.7)	(44.8)	(12.9)
	June 2013	(152.9)	(34.5)	(56.4)	(40.0)	(16.4)
	Year to date	(498.5)	(103.5)	(213.3)	(168.8)	(44.5)
All-in sustaining costs[2]	September 2013	(516.3)	(118.4)	(239.4)	(183.1)	(56.3)
	June 2013	(613.6)	(121.2)	(292.8)	(221.5)	(71.3)
	Year to date	(1,731.0)	(354.4)	(821.9)	(640.7)	(181.2)
All-in sustaining costs – US$/oz	September 2013	1,089	1,448	1,224	1,124	1,727
	June 2013	1,416	1,558	1,712	1,592	2,241
	Year to date	1,265	1,592	1,417	1,357	1,682
All-in sustaining costs – R/kg	September 2013	349,368	464,500	392,788	360,499	553,989
	June 2013	428,392	471,288	518,028	481,507	677,891
	Year to date	382,975	482,228	429,193	410,872	509,503
Exploration, feasibility and evaluation costs	September 2013	(25.9)	-	-	-	-
	June 2013	(35.9)	-	-	-	-
	Year to date	(105.5)	-	-	-	-
Non sustaining capital expenditure	September 2013	(15.3)	(12.4)	-	-	-
	June 2013	(31.7)	(26.2)	-	-	-
	Year to date	(82.7)	(64.0)	-	-	-
Total all-in cost[3]	September 2013	(557.6)	(131.0)	(239.4)	(183.1)	(56.3)
	June 2013	(681.2)	(147.4)	(292.8)	(221.5)	(71.3)
	Year to date	(1,919.4)	(418.6)	(821.9)	(640.7)	(181.2)
Total all-in cost – US$/oz	September 2013	1,176	1,599	1,224	1,124	1,727
	June 2013	1,572	1,894	1,712	1,592	2,241
	Year to date	1,402	1,880	1,417	1,357	1,682
Total all-in cost – R/kg	September 2013	377,266	513,149	392,788	360,499	553,989
	June 2013	475,577	573,110	518,028	481,507	677,891
	Year to date	424,638	569,296	429,193	410,872	509,503
Gold only ounces sold – (000 ounces)	September 2013	474.2	81.9	195.6	162.9	32.6
	June 2013	433.3	77.8	171.0	139.2	31.8
	Year to date	1,368.9	222.7	580.0	472.2	107.7

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.
[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*
[2] *All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.*
[3] *Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.*
[4] *At South Deep R1.3 billion per annum (R325 million per quarter) of capital expenditure is deemed to be sustaining capital expenditure and the balance is non sustaining capital expenditure.*

All-in-costs
Gold Industry Standards Basis
Figures are in US dollar million unless otherwise stated

		South America Region	Australasia Region			GIP and Corporate
		Peru	Australia			
		Cerro Corona	Total	St Ives	Agnew	
Operating costs[1]	September 2013	(41.6)	(109.4)	(83.0)	(26.4)	-
	June 2013	(39.1)	(122.9)	(89.2)	(33.7)	-
	Year to date	(123.0)	(350.6)	(257.8)	(92.8)	-
Gold inventory change	September 2013	1.5	(0.7)	(2.7)	2.0	-
	June 2013	9.2	2.7	2.8	(0.1)	-
	Year to date	15.5	1.8	(2.1)	3.8	-
Inventory write-off	September 2013	-	-	-	-	-
	June 2013	-	-	-	-	-
	Year to date	-	-	-	-	-
Royalties	September 2013	(0.8)	(5.3)	(3.4)	(1.9)	-
	June 2013	(1.3)	(4.8)	(3.3)	(1.5)	-
	Year to date	(6.2)	(15.9)	(10.9)	(5.0)	-
Realised gains/losses on commodity cost hedges	September 2013	-	0.2	0.2	-	-
	June 2013	-	-	-	-	-
	Year to date	-	0.3	0.3	-	-
Community/social responsibility costs	September 2013	(1.8)	-	-	-	-
	June 2013	(1.8)	-	-	-	-
	Year to date	(4.7)	-	-	-	-
Non-cash remuneration – share-based payments	September 2013	(1.3)	(1.6)	(1.1)	(0.5)	(5.6)
	June 2013	(1.3)	(1.6)	(1.1)	(0.5)	(6.2)
	Year to date	(3.9)	(4.8)	(3.3)	(1.5)	(18.4)
By-product credits	September 2013	58.0	0.4	0.2	0.2	-
	June 2013	30.4	0.4	0.2	0.2	-
	Year to date	140.7	1.1	0.6	0.5	-
Rehabilitation amortisation and interest	September 2013	(0.3)	(1.6)	(1.4)	(0.2)	-
	June 2013	(0.4)	(1.0)	(0.8)	(0.2)	-
	Year to date	(1.1)	(3.7)	(3.1)	(0.6)	-
Sustaining capital expenditure	September 2013	(12.7)	(35.9)	(24.7)	(11.2)	-
	June 2013	(15.6)	(46.5)	(33.6)	(12.9)	-
	Year to date	(42.0)	(139.8)	(105.8)	(34.0)	-
All-in sustaining costs[2]	September 2013	1.0	(154.0)	(115.9)	(38.1)	(5.6)
	June 2013	(19.8)	(173.6)	(124.9)	(48.7)	(6.2)
	Year to date	(24.7)	(511.6)	(382.2)	(129.7)	(18.4)
All-in sustaining costs – US$/oz	September 2013	(21)	1,033	1,116	842	-
	June 2013	587	1,151	1,278	918	-
	Year to date	205	1,148	1,259	913	-
All-in sustaining costs – R/kg	September 2013	(6,722)	331,366	358,231	270,082	-
	June 2013	177,552	348,249	386,577	277,589	-
	Year to date	61,977	347,763	381,211	276,429	-
Exploration, feasibility and evaluation costs	September 2013	-	-	-	-	(25.9)
	June 2013	-	-	-	-	(35.9)
	Year to date	-	-	-	-	(105.5)
Non sustaining capital expenditure	September 2013	-	-	-	-	(2.9)
	June 2013	-	-	-	-	(5.5)
	Year to date	-	-	-	-	(18.7)
Total all-in cost[3]	September 2013	1.0	(154.0)	(115.9)	(38.1)	(34.4)
	June 2013	(19.8)	(173.6)	(124.9)	(48.7)	(47.6)
	Year to date	(24.7)	(511.8)	(382.2)	(129.7)	(142.6)
Total all-in cost – US$/oz	September 2013	(21)	1,033	1,116	842	-
	June 2013	587	1,151	1,278	918	-
	Year to date	205	1,148	1,259	913	-
Total all-in cost – R/kg	September 2013	(6,722)	331,366	358,231	270,082	-
	June 2013	177,552	348,249	386,577	277,589	-
	Year to date	61,977	347,763	381,211	276,429	-
Gold only ounces sold – (000 ounces)	September 2013	47.7	149.1	103.8	45.3	-
	June 2013	33.7	150.8	97.8	53.0	-
	Year to date	120.7	445.6	303.6	142.0	-

Capital expenditure

Figures are in US dollar millions unless otherwise stated

		Total Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Corporate
				Ghana			Peru	Australia			
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	September 2013	(128.1)	(32.5)	(57.7)	(44.8)	(12.9)	(12.7)	(25.1)	(16.8)	(8.3)	-
	June 2013	(144.7)	(34.5)	(56.4)	(40.0)	(16.4)	(15.6)	(38.2)	(26.1)	(12.1)	-
	Year to date	(473.9)	(103.5)	(213.3)	(168.8)	(44.5)	(42.0)	(114.9)	(85.5)	(29.4)	(0.1)
Project capital[#]	September 2013	(15.4)	(12.5)	-	-	-	-	-	-	-	(2.9)
	June 2013	(31.7)	(26.2)	-	-	-	-	-	-	-	(5.5)
	Year to date	(82.6)	(64.0)	-	-	-	-	-	-	-	(18.6)
Brownfields exploration	September 2013	(10.7)	-	-	-	-	-	(10.7)	(7.9)	(2.9)	-
	June 2013	(8.2)	-	-	-	-	-	(8.2)	(7.4)	(0.8)	-
	Year to date	(24.9)	-	-	-	-	-	(24.9)	(20.2)	(4.6)	-
Total capital expenditure	September 2013	(154.1)	(44.9)	(57.7)	(44.8)	(12.9)	(12.7)	(35.9)	(24.7)	(11.2)	(2.9)
	June 2013	(184.6)	(60.7)	(56.4)	(40.0)	(16.4)	(15.6)	(46.5)	(33.6)	(12.9)	(5.5)
	Year to date	(581.4)	(167.5)	(213.3)	(168.8)	(44.5)	(42.0)	(139.8)	(105.8)	(34.0)	(18.7)

[#] *Project capital expenditure under Corporate in the September quarter included US$2 million (R18 million) at the Arctic Platinum project (APP) and US$1 million (R14 million) at Chucapaca being our 51 per cent share in this project. This compared with expenditure during the June quarter which included US$2 million (R21 million) at the Arctic Platinum project (APP), US$3 million (R25 million) at Chucapaca being our 51 per cent share in this project and US$1 million (R7 million) at Salares Norte and general corporate capital expenditure. The table above only includes Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of US$154 million (R1,569million) for the September quarter compared with US$156 million (R1,582 million) as reported in the Statement of cash flows.*

Notional cash expenditure[##]

Figures are in US dollar millions unless otherwise stated

		Total Group Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Corporate
				Ghana			Peru	Australia			
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs – US$'m	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)	(109.4)	(83.0)	(26.4)	-
	June 2013	(397.0)	(84.9)	(150.0)	(116.2)	(33.8)	(39.1)	(122.9)	(89.2)	(33.7)	-
	Year to date	(1,195.1)	(245.0)	(476.4)	(355.2)	(121.1)	(123.0)	(350.6)	(257.8)	(92.8)	-
Capital expenditure – US$'m	September 2013	(154.1)	(44.9)	(57.7)	(44.8)	(12.9)	(12.7)	(35.9)	(24.7)	(11.2)	(2.9)
	June 2013	(184.6)	(60.7)	(56.4)	(40.0)	(16.4)	(15.6)	(46.5)	(33.6)	(12.9)	(5.5)
	Year to date	(581.4)	(167.5)	(213.3)	(168.8)	(44.5)	(42.0)	(139.8)	(105.8)	(34.0)	(18.7)
Notional cash expenditure – US$/oz	September 2013	1,064	1,571	1,121	986	1,792	599	975	1,037	832	-
	June 2013	1,239	1,871	1,207	1,123	1,576	781	1,123	1,256	879	-
	Year to date	1,196	1,853	1,189	1,110	1,538	695	1,101	1,198	894	-
Notional cash Expenditure – R/kg	September 2013	341,460	504,047	359,613	316,477	574,970	192,356	312,843	332,770	267,110	-
	June 2013	374,704	566,194	365,160	339,654	476,679	236,356	339,825	379,950	265,898	-
	Year to date	362,116	561,103	360,153	336,063	465,752	210,442	333,408	362,727	270,700	-

[##] *Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.*

Underground and surface

US dollar and metric units

		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region		
				Ghana			Peru	Australia		
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled/treated (000 tonnes)										
- underground	September 2013	**1,352**	**609**	-	-	-	**-**	**743**	**617**	**126**
	June 2013	1,320	626	-	-	-	-	694	531	163
	Year to date	3,826	1,724	-	-	-	-	2,102	1,647	455
- surface	September 2013	**8,494**	**-**	**6,044**	**5,085**	**959**	**1,716**	**734**	**633**	**101**
	June 2013	7,474	14	5,272	4,353	919	1,591	597	542	55
	Year to date	24,349	45	17,294	14,456	2,838	4,931	2,079	1,909	170
- total	September 2013	**9,846**	**609**	**6,044**	**5,085**	**959**	**1,716**	**1,477**	**1,250**	**227**
	June 2013	8,794	640	5,272	4,353	919	1,591	1,291	1,073	218
	Year to date	28,175	1,769	17,294	14,456	2,838	4,931	4,181	3,556	625
Yield (grams per tonne)										
- underground	September 2013	**4.5**	5.0	-	-	**-**	**-**	**4.8**	**3.8**	**9.8**
	June 2013	4.7	4.8	-	-	-	-	5.6	4.3	9.8
	Year to date	4.7	4.9	-	-	-	-	5.3	4.2	9.2
- surface	September 2013	**1.2**	**-**	**1.0**	**1.0**	**1.1**	**1.6**	**1.4**	**1.4**	**1.7**
	June 2013	1.1	0.6	1.0	1.0	1.1	1.4	1.4	1.4	1.1
	Year to date	1.2	0.5	1.0	1.0	1.2	1.5	1.3	1.3	1.4
- combined	September 2013	**1.6**	**4.2**	**1.0**	**1.0**	**1.1**	**1.6**	**3.1**	**2.6**	**6.2**
	June 2013	1.7	3.8	1.0	1.0	1.1	1.4	3.6	2.8	7.6
	Year to date	1.6	3.9	1.0	1.0	1.2	1.5	3.3	2.7	7.1
Gold produced (000 ounces)										
- underground	September 2013	**197.3**	**81.9**	**-**	**-**	**-**	**-**	**115.4**	**75.7**	**39.6**
	June 2013	201.5	77.5	-	-	-	-	123.9	72.8	51.2
	Year to date	578.1	221.9	-	-	-	-	356.1	222.0	134.1
- surface	September 2013	**319.9**	**-**	**195.5**	**162.9**	**32.6**	**90.7**	**33.7**	**28.1**	**5.6**
	June 2013	268.0	0.3	171.0	139.2	31.8	70.0	26.8	25.0	1.9
	Year to date	907.7	0.7	580.0	472.2	107.7	237.5	89.5	81.6	7.8
- total	September 2013	**517.2**	**81.9**	**195.5**	**162.9**	**32.6**	**90.7**	**149.1**	**103.8**	**45.2**
	June 2013	469.5	77.8	171.0	139.2	31.8	70.0	150.8	97.7	53.0
	Year to date	1,485.7	222.7	580.0	472.2	107.7	237.5	445.6	303.6	141.9
Operating costs (Dollar per tonne)										
- underground	September 2013	**124**	**137**	**-**	**-**	**-**	**-**	**113**	**98**	**186**
	June 2013	139	135	-	-	-	-	142	125	200
	Year to date	136	142	-	-	-	-	131	114	193
- surface	September 2013	**27**	**-**	**27**	**23**	**47**	**24**	**35**	**35**	**30**
	June 2013	29	25	29	27	37	25	40	42	22
	Year to date	28	10	28	25	43	25	36	37	30
- total	September 2013	**40**	**137**	**27**	**23**	**47**	**24**	**74**	**66**	**118**
	June 2013	45	132	29	27	37	25	95	83	155
	Year to date	42	139	28	25	43	25	84	72	149

September quarter includes 96,000 tonnes (June quarter included 127,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Administration and corporate information

Corporate Secretary

Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.co.za

Registered Office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American Depository Receipts Transfer Agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries

South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]

  +44 20 8639 3399

Fax:+44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors, including the outcome of any investigations or litigation associated with, or arising out of, our business or operations (including the licensing thereof), that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Website
www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (*Chair*) ° K Ansah # A R Hill ≠° G M Wilson ° N J Holland *• (*Chief Executive Officer*) R P Menell °
D N Murray ° P A Schmidt • (*Chief Financial Officer*) D M J Ncube °

* British # Ghanaian ≠ Canadian
° Independent Director • Non-independent Director

ince

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 November 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer